UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT FILED PURSUANT TO SECTION 14(f)

OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

GREAT WOLF RESORTS, INC.

(Exact name of registrant as specified in its charter)

Commission File No.: 000-51064

Delaware	51-0510250
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

525 Junction Road, Suite 6000 South Madison, Wisconsin	53717
(Address of principal executive offices)	(Zip code)

(608) 662-4700

(Registrant’s telephone number, including area code)

With copies to:

Jeffrey D. Marell

Kelley D. Parker

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

(212) 373-3000

525 Junction Road, Suite 6000 South

Madison, Wisconsin 53717

INFORMATION STATEMENT

PURSUANT TO SECTION 14(F) OF

THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

NO VOTE OR OTHER ACTION OF SECURITY HOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT

This Information Statement is being mailed on or about March 30, 2012, to holders of common stock, par value $0.01 per share (“Common Stock”), of Great Wolf Resorts, Inc., a Delaware corporation (the “Company,” “Great Wolf Resorts,” “we,” “us,” or “our”). You are receiving this Information Statement in connection with the possible election of persons designated by K-9 Holdings, Inc. a Delaware corporation (“Parent”), to at least a majority of the seats on the Board of Directors of the Company (the “Board” or the “Board of Directors”).

On March 12, 2012, the Company, Parent and K-9 Acquisition, Inc., a Delaware corporation (“Merger Sub” or the “Offeror”) and an indirect wholly owned subsidiary of Parent, entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, Merger Sub is required to commence a tender offer (the “Offer”) to purchase all outstanding Common Stock (including restricted shares) and any associated rights (“Rights”) issued pursuant to the Rights Agreement, dated March 12, 2012, between the Company and Registrar and Transfer Company, as rights agent (each share of Common Stock and any associated Rights are referred to herein as a “Common Share”), for $5.00 per Common Share, net to the seller in cash without interest thereon, less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 13, 2012 (as amended or supplemented from time to time, the “Offer to Purchase”) of Offeror and in the related letters of transmittal, copies of which have been mailed to the stockholders of the Company and are filed as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(D), respectively, to the Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 13, 2012.

The Merger Agreement provides, among other things, that as soon as possible after consummation of the Offer, Merger Sub will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent. At the effective time of the Merger, each outstanding Common Share (other than Common Shares owned, (i) by Parent, Offeror, the Company or any of their respective wholly owned subsidiaries or (ii) by any stockholder of Great Wolf Resorts who is entitled to and properly exercises appraisal rights under the Delaware General Corporation Law) will be converted into the right to receive the Offer Price. A copy of the Merger Agreement is filed as Exhibit 2.1 to the Form 8-K filed by the Company on March 13, 2012, and is incorporated herein by reference.

The Offer, the Merger and the Merger Agreement are more fully described in the Offer to Purchase and the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), which was filed by the Company with the SEC on March 13, 2012, and which was mailed to stockholders of the Company on March 13, 2012.

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9. Please read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth in this Information Statement.

Pursuant to the Merger Agreement, the Offeror commenced the Offer on March 13, 2012. The Offer is currently scheduled to expire at 9:00 a.m., New York City time, on April 10, 2012, unless extended.

The information contained in this Information Statement concerning Parent, Offeror and their director designees has been furnished to the Company by Parent and the Company assumes no responsibility for the accuracy of any such information.

GENERAL INFORMATION

All Common Shares are entitled to vote together as a single class at a meeting of the stockholders of the Company. The Company has not issued any shares of preferred stock, par value $0.01 per share (“Preferred Stock”). The following table sets forth per class, the number of authorized shares and the number of shares outstanding as of the close of business on March 12, 2012.

Class of Security	Authorized Shares	Shares Outstanding
Common Stock	250,000,000	33,429,289
Preferred Stock	10,000,000	- -

DIRECTORS DESIGNATED BY PARENT OR MERGER SUB

Right to Designate Directors

The Merger Agreement provides that promptly upon the acceptance for payment of any Common Shares pursuant to the Offer, and subject to applicable law, Parent will be entitled to designate such number of members of the Board, as rounded up to the next whole number, as is equal to the product of (i) the total number of directors on the Board (after giving effect to the election of any additional directors pursuant to the Merger Agreement) and (ii) the percentage of the total number of outstanding shares of Common Stock at such time represented by the aggregate number of Common Shares beneficially owned by Parent or its affiliates at such time (including Common Shares so accepted for payment), provided, that Parent will be entitled to designate at least a majority of the members of the Board for as long as Parent and its affiliates beneficially own a majority of the Common Shares. The Company will also, subject to applicable law, cause individuals designated by Parent to constitute at least the same percentage (rounded up to the next whole number) as is on the Board of (i) each committee of the Board, (ii) each board of directors (or similar body) of each subsidiary of the Company and (iii) each committee (or similar body) of each such board.

Following the election or appointment of Parent’s designees and until the Merger is consummated, the Company will be required to maintain at least three current independent members of the Board. The Merger Agreement also sets forth procedures for appointing replacements to fill vacancies among these independent directors. The approval of a majority of these independent directors (or in the case where there are two or fewer independent directors, the concurrence of one independent director) will be required to authorize any amendment, modification or termination of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of Parent or Merger Sub, any waiver of any condition to the Company’s obligations thereunder or of the Company’s rights thereunder, certain amendments to the Company’s organizational documents, any Adverse Recommendation Change (as such term is defined in the Merger Agreement) or any other action of the Company in connection with the Merger Agreement or the transactions contemplated thereby, which adversely affects or would reasonably be expected to adversely affect the stockholders of the Company (other than Parent or Merger Sub).

Parent’s Designees

Parent has informed the Company that promptly following its payment for Common Shares pursuant to the Offer, Parent will exercise its rights under the Merger Agreement to obtain representation on, and control of, the Board by requesting that the Company provide it with the maximum representation on the Board to which it is entitled under the Merger Agreement. Parent has informed the Company that it will choose its designees to the Board from among the persons identified below. The following table sets forth, with respect to each individual who may be designated by Merger Sub, the name, age of the individual as of the date hereof, and such individual’s present principal occupation and employment history during the past five years.

Unless otherwise indicated, all designees of Parent to the Board have held the office and principal occupation identified below for not less than five years.

Name	Age	Present Principal Occupation or Employment and Employment History
Aaron Stone	39	Mr. Stone is a Senior Partner of Apollo Management, L.P., an affiliate of Apollo Global Management, LLC, which he joined in 1997. Mr. Stone is a director of AMC Entertainment, Inc., CKx Entertainment Holdings, Hughes Telematics and Open Road Films. Mr. Stone previously served as a director of Connections Academy, LLC, Educate, Inc., Hughes Communications Inc., Intelstat Holdings, Ltd., Mobile Satellite Ventures, L.P. and SkyTerra Communications, and as a member of the board of managers of Parallel Petroleum LLC and Hughes Network Systems, LLC. Prior to joining Apollo, Mr. Stone was a member of the Mergers & Acquisitions group at Smith Barney Inc. Mr. Stone graduated cum laude from Harvard College with an AB in Social Studies.

Scott I. Ross	32	Mr. Ross is a Partner of Apollo Management, L.P., an affiliate of Apollo Global Management, LLC. Mr. Ross joined Apollo in 2004. Prior to that time, Mr. Ross was a member of the Principal Investment Area (“PIA”) in the Merchant Banking Division of Goldman, Sachs & Co. Prior to PIA, Mr. Ross was a member of the Principal Finance Group in the Fixed Income, Currencies and Commodities Division of Goldman, Sachs & Co. Mr. Ross is a director of Evertec. Mr. Ross graduated summa cum laude from Georgetown University with a BA in Economics and was elected to Phi Beta Kappa.

James Chambers	26	Mr. Chambers is a Senior Associate at Apollo Global Management, LLC. Mr. Chambers joined Apollo in 2009 and has focused on private equity investments across a wide range of industries. Prior to that time, Mr. Chambers was a member of the Consumer and Retail Group in the Investment Banking Division of Goldman, Sachs & Co where he advised a number of companies on a variety of strategic transactions and capital raising activities. Mr. Chambers graduated from Duke University with an AB in Political Science and a certificate in Markets and Management studies.

Marc E. Becker	39	Mr. Becker is a Senior Partner of Apollo Management, L.P., an affiliate of Apollo Global Management, LLC, where he has been employed since 1996. Mr. Becker serves on several boards of directors, including Affinion Group Holdings, Apollo Residential Mortgage, Evertec, Quality Distribution, Realogy Corporation and SourceHOV LLC (which is the successor by combination of SOURCECORP Incorporated where he had served as a director since January 2006). Mr. Becker previously served as a director of Countrywide plc, Metals USA Holdings Corp. and National Financial Partners Corp. Prior to joining Apollo, Mr. Becker was employed by Smith Barney Inc. within its Investment Banking division. Mr. Becker graduated cum laude with a BS in Economics from the University of Pennsylvania’s Wharton School of Business.

Name	Age	Present Principal Occupation or Employment and Employment History
Jordan Zaken	37	Mr. Zaken is a Senior Partner of Apollo Management, L.P., an affiliate of Apollo Global Management, LLC, where he has been employed since 1999. Mr. Zaken serves on the boards of directors of Verso Paper and Momentive Performance Materials Holdings Inc. In addition, he is a member of the board of managers of Momentive Performance Materials Holdings LLC and Momentive Specialty Chemicals Holdings LLC. Prior to joining Apollo, Mr. Zaken was employed by Goldman, Sachs & Co. in its Mergers & Acquisitions Department. Mr. Zaken graduated summa cum laude from the University of Pennsylvania’s Wharton School of Business with a BS in Economics.

Based on the present principal employment and employment history of the designee directors listed above, which includes broad experience in alternative asset management, capital investing and management of entertainment and hospitality resorts, Parent believes each of the designee directors is qualified to serve on the Board.

Parent has advised the Company that, to the best of its knowledge, none of Parent’s designees to the Board has, during the past ten years, (i) been convicted in a criminal proceeding (excluding traffic violations or misdemeanors), (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws, (iii) filed a petition under federal bankruptcy laws or any state insolvency laws or has had a receiver appointed for the person’s property, or (iv) been subject to any judgment, decree or final order enjoining the person from engaging in any type of business practice.

Parent has advised the Company that, to the best of its knowledge, none of its designees is currently a director of, or holds any position with, the Company or any of its subsidiaries. Parent has advised the Company that, to the best of its knowledge, none of its designees or any of his or her immediate family members (i) has a familial relationship with any directors, other nominees or executive officers of the Company or any of its subsidiaries, or (ii) has been involved in any transactions with the Company or any of its subsidiaries, in each case, that are required to be disclosed pursuant to the rules and regulations of the SEC, except as may be disclosed herein.

It is expected that Parent’s designees will assume office as promptly as practicable following the purchase by Offeror of Common Shares pursuant to the Offer, which cannot be earlier than 9:00 a.m., New York City time, on April 10, 2012, and that, upon assuming office, Parent’s designees will constitute at least a majority of the Board. To the extent the Board will consist of persons who are not nominees of Parent, the Board is expected to continue to consist of those persons who are currently directors of the Company who do not resign.

BOARD OF DIRECTORS

The Board currently consists of six directors: Joseph V. Vittoria (Chairman), Kimberly K. Schaefer, Elan Blutinger, Randy L. Churchey, Edward H. Rensi and Howard A. Silver.

Set forth below are the names of the current directors, their ages as of March 23, 2012, and their existing positions.

Name	Age	Position
Joseph V. Vittoria	76	Chairman of the Board
Kimberly K. Schaefer	46	Chief Executive Officer, Director
Elan Blutinger	56	Director
Randy L. Churchey	51	Director
Edward H. Rensi	67	Director
Howard A. Silver	57	Director

Biographical information relating to each of the directors is set forth below:

Joseph V. Vittoria has served as Chairman of the Board and a director of our Company since 2006. Mr. Vittoria is the retired chairman and chief executive officer of Travel Services International, a company he founded and took public in July 1997 and later sold to a large British tour operator. In 1982, he joined Avis, Inc., as chief operating officer, and later was named chairman and chief executive officer. His success at Avis led to his selection as the salaried and management representative to the board of United Airlines in 1994 when it created its ESOP. He now is chairman and CEO of Puradyn Filter Technologies, Inc., a public company, and chairman of Greenjets Incorporated. Active in community-enhancement programs, Mr. Vittoria served as a director of the National Crime Prevention Counsel in Washington, D.C. He later served on President Reagan’s Child Safety Partnership in recognition of his efforts on behalf of missing children. He also is a former member of the board of directors of the National Center for Disability Services. A 40-year travel industry veteran, Mr. Vittoria was elected to the Travel Industry Association Hall of Leaders in 2000. He holds a B.S. in civil engineering from Yale University and an M.B.A. from Columbia University.

We concluded that Mr. Vittoria should serve as a director, in part, because of his extensive experience in the travel industry.

Kimberly K. Schaefer has served as our Chief Executive Officer since January 2009, and was elected to our Board of Directors in February 2009. She previously served as our Chief Operating Officer since 2005, and also our Chief Brand Officer since we commenced operations in 2004. From 1997 until completion of our initial public offering in 2004, Ms. Schaefer served as Senior Vice President of Operations of The Great Lakes Companies, Inc., our predecessor company, and its predecessor companies. At Great Lakes, Ms. Schaefer was involved in site selection and brand development and oversaw all resort operations. Ms. Schaefer has over 20 years of hospitality experience and holds a Bachelor of Science degree in Accounting from Edgewood College in Madison, Wisconsin. Ms. Schaefer sits on the advisory board for Edgewood College Business School. Ms. Schaefer is a certified public accountant.

We concluded that Ms. Schaefer should serve as a director, in part, because of her previous experience in operations and as chief executive of the Company and the knowledge she has acquired from years of involvement with the Company since its inception.

Elan Blutinger has been a managing director of Alpine Consolidated, LLC, a merchant bank specializing in consolidating fragmented industries, since 1996. He serves as a director of AudioNow and Vacanza Technology. Mr. Blutinger served as a director of Hotels.com, a public company, from 2001 to 2003. He was a founder and director of Resortquest International, a public company, from 1997 to 2003, a founder and director of Travel Services International, a public company, from 1996 to 2001, and a director of Online Travel Services (UK), a public company, from 2000 to 2004, and founder of VRGateway in 2007. Mr. Blutinger chairs the board of trustees of the Washington International School in Washington, D.C. He holds B.A. and J.D. degrees from American University and an M.A. degree from the University of California at Berkeley. Mr. Blutinger has been a director of the Company since 2004.

We concluded that Mr. Blutinger should serve as a director, in part, because of his extensive experience in the travel industry and his knowledge of corporate governance.

Randy L. Churchey was Interim Chief Executive Officer of our Company from May 2008 until December 2008. He has continued his responsibilities as one of our directors, and has served in this capacity since we commenced operations in 2004. In January 2010, Mr. Churchey became president, CEO and a director of Education Realty Trust, a public company. Mr. Churchey is also co-chairman of the board of MCR Development, LLC, a private hotel construction and management company. He was president and chief executive officer of Golden Gate National Senior Care (the successor to Beverly Enterprises), the second largest long-term care company in the United States, from March 2006 to September 2007. Mr. Churchey served as president and chief operating officer of RFS Hotel Investors, Inc., a public company, from 1999 to 2003. Mr. Churchey also served as a director of RFS from 2000 through 2003. From 1997 to 1999, he was senior vice president and chief financial officer of FelCor Lodging Trust, Inc., a public company. For nearly 15 years prior to joining FelCor, Mr. Churchey held various positions in the audit practice of Coopers & Lybrand, LLP. Mr. Churchey holds a B.S. degree in accounting from the University of Alabama and is a certified public accountant.

We concluded that Mr. Churchey should serve as a director, in part, because of his extensive experience in the real estate and hospitality industries, his understanding of corporate finance, and his prior experience as the Company’s Interim Chief Executive Officer.

Edward H. Rensi spent 33 years at McDonald’s, where he rose from grill man up through the management ranks to positions of increasing scope and responsibility, as regional vice president, senior vice president-operations and training, senior executive vice president, chief operating officer of McDonald’s World Wide, and, from 1984 to 1998, president and CEO of McDonald’s USA. Following his retirement from McDonald’s in 1998, Mr. Rensi began a second career as chairman and CEO of Team Rensi Motorsports. Mr. Rensi has been actively involved in numerous charity initiatives throughout his career. In 1998, President Reagan honored Rensi with the President’s Volunteer Award, which recognized his body of charitable work, including co-founding the world-famous Ronald McDonald House and serving as chairman of the Ronald McDonald Children’s Charities. Mr. Rensi’s volunteer work for numerous educational charities was cited in 1997 when he was chosen Italian-American Man of the Year. Mr. Rensi graduated from The Ohio State University with a degree in business education. He served on the board of directors of International Speedway Corporation, a public company, from January 1997 until April 2012, and was a member of its compensation committee. Mr. Rensi currently serves on the board of directors of Snap On Tools, a public company, and is a member of its compensation committee. Mr. Rensi has been a director of the Company since 2006.

We concluded that Mr. Rensi should serve as a director, in part, because of his extensive experience in operations with consumer-oriented companies and brands.

Howard A. Silver was the president and chief executive officer of Equity Inns, Inc., a public company until its sale to Whitehall Global Real Estate Funds in 2007. He joined Equity Inns in 1994 and served in various capacities including: executive vice president of finance, secretary, treasurer, chief financial officer and chief operating officer. Mr. Silver is a certified public accountant. He is a director of Capital Lease Funding, Inc., a public company, since 2004, and serves on its audit committee as chairman, as well as serving on the nomination and investment committees and is also lead independent director. Mr. Silver is also a director of Education Realty Trust, a public company, since 2010, and serves on its compensation and nominating and corporate governance committees. Mr. Silver has been a director of the Company since 2004.

We concluded that Mr. Silver should serve as a director, in part, because of his extensive experience in the real estate and hospitality industries and his understanding of corporate finance.

Director Independence

Rules promulgated by the SEC and the listing standards of NASDAQ require that a majority of our directors be independent directors. Our Board of Directors has adopted as categorical standards NASDAQ independence standards to provide a baseline for determining independence. Under these criteria, our Board of Directors has determined that the following members of our Board of Directors are independent: Messrs. Vittoria, Blutinger, Churchey, Rensi and Silver.

Board of Directors; Committees

The Company’s Chief Executive Officer is a member of the Board of Directors; however, the Board’s governance structure currently separates the roles of Chief Executive Officer and Chairman of the Board. The Board of Directors serves a vital role in the oversight of the Company’s management team, and believes that the Board of Directors is more effective in that role when led by an independent Chairman. The Board of Directors also believes this structure allows the Chief Executive Officer to focus more on managing the Company’s business operations while the Chairman leads the Board of Directors in fulfilling its corporate governance and oversight responsibilities while remaining independent of daily operations.

Board Meetings. We operate under the general management of our Board of Directors as required by our bylaws and the laws of the State of Delaware, our state of incorporation. Our Board of Directors held six meetings during 2011. Each director in 2011 attended at least 92% of the total number of those meetings of the Board of Directors and of any committee of which he was a member. While our Board of Directors has not adopted a mandatory attendance policy for our annual meetings, directors are encouraged to attend. In 2011, all but one of our current directors attended our annual meeting.

Executive Sessions of Our Non-Management Directors. The non-management directors of our Board of Directors met in regularly scheduled executive sessions that excluded members of the management team at four of the six Board of Directors meetings held in 2011. At each meeting, the non-management directors determined who presided over the meeting’s agenda and related discussion topics. Stockholders and other interested persons may contact our non-management directors in writing by mail c/o Great Wolf Resorts, Inc., 525 Junction Road, Suite 6000 South, Madison, Wisconsin 53717, Attn: Non-Management Directors. All such letters will be forwarded to our non-management directors.

The Board currently has three standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee. The Board also has a temporary strategic review committee. The following chart sets forth the current membership of each Board committee and the number of meetings held during 2011. The Board reviews and determines the membership of the committees at least annually.

Committee	Position	Number of Meetings
Audit Committee	Howard A. Silver (Chairman) Joseph V. Vittoria Randy L. Churchey	5

Nominating and Corporate Governance Committee	Elan Blutinger (Chairman) Joseph V. Vittoria Edward H. Rensi	1

Compensation Committee	Randy L. Churchey (Chairman) Joesph V. Vittoria Edward H. Rensi	2

Strategic Review Committee	Howard A. Silver (Chairman) Elan Blutinger Joseph V. Vittoria	11

Information about the committees, their respective roles and responsibilities and their charters is set forth below.

Audit Committee

Our Board of Directors has established an Audit Committee, currently consisting of Messrs. Churchey, Silver and Vittoria, with Mr. Silver serving as its chairman. Our Board of Directors has determined that each of the Audit Committee members is independent, as that term is defined under the enhanced independence standards for audit committee members in the Exchange Act and rules thereunder, as amended, and under the listing standards of NASDAQ. Our Board of Directors has also determined that Mr. Silver is an “audit committee financial expert” within the meaning of SEC rules. Our Audit Committee operates under a written charter adopted by our Board of Directors. A copy of this charter is available on our Web site under “Investor Relations” at greatwolf.com. Among other duties, this committee:

•	Reviews and discusses with management and our independent registered public accounting firm our financial reports, financial statements and other financial information,

•	Makes decisions concerning the appointment, retention, compensation, evaluation and dismissal of our independent registered public accounting firm,

•	Reviews with our independent registered public accounting firm the scope and results of the audit engagement,

•	Approves all professional services provided by our independent registered public accounting firm,

•	Reviews the experience, performance and independence of our independent registered public accounting firm,

•	Considers appropriateness of the audit and non-audit fees,

•	Reviews the adequacy of our internal accounting and financial controls, and

•	Reviews any significant disagreements among the Company’s management and our independent registered public accounting firm in connection with preparation of our Company’s financial statements.

Our Audit Committee met five times in 2011.

Nominating and Corporate Governance Committee

Our Board of Directors has also established a Nominating and Corporate Governance Committee, currently consisting of Messrs. Blutinger, Rensi and Vittoria, with Mr. Blutinger serving as its chairman. From March 2011 through December 2011, the committee consisted of Messrs. Blutinger, Rensi and Vittoria, with Mr. Blutinger serving as its chairman. From January 2011 through February 2011, the committee consisted of Messrs. Blutinger, Churchey and Vittoria, with Mr. Blutinger serving as its chairman. Our Board of Directors has determined that each of the Nominating and Corporate Governance Committee members is independent, as that term is defined by NASDAQ. The Nominating and Corporate Governance Committee operates under a written charter adopted by our Board of Directors. A copy of this charter is available on our Web site under “Investor Relations” at greatwolf.com. Among other duties, this committee:

•	Identifies, selects, evaluates and recommends candidates for service on our Board of Directors,

•	Oversees the composition of our Board of Directors and its committees and makes recommendations to our Board of Directors for appropriate changes,

•	Advises and makes recommendations to our Board of Directors on matters concerning corporate governance, and

•	Oversees an annual self-evaluation of our Board of Directors.

The Nominating and Corporate Governance Committee met once in 2011.

The Nominating and Corporate Governance Committee has established a mandatory director education program, adopted a policy that our governance practices will meet or exceed those required by NASDAQ, developed a process for CEO evaluation, and assisted in self-evaluations of the Board of Directors and each of its Committees. The Nominating and Corporate Governance Committee also has instituted an annual review of the charters of each of the committees of the Board of Directors to ensure that each reflects best practices.

The Nominating and Corporate Governance Committee evaluates any candidate’s qualifications to serve as a member of the Board of Directors based on the skills and characteristics of individual Board of Directors members, the projected long-term oversight, strategic, financial and industry needs of the Company, as well as the composition of the Board of Directors as a whole. Directors are also considered in light of their past history and actual experience creating stockholder value in previous companies. In addition, the Nominating and Corporate Governance Committee will evaluate a candidate’s independence and diversity, age, skills and experience in the context of the Board’s needs.

Compensation Committee

Our Board of Directors has also established a Compensation Committee, currently consisting of Messrs. Churchey, Rensi and Vittoria, with Mr. Churchey serving as its chairman. From March 2011 to December 2011, the committee consisted of Messrs. Churchey, Rensi and Vittoria, with Mr. Churchey serving as its chairman. From January 2011 through February 2011, the committee consisted of Messrs. Rensi, Silver and Vittoria, with Mr. Rensi serving as its chairman. Our Board of Directors has determined that each of the Compensation Committee members is independent, as that term is defined by NASDAQ. The Compensation Committee operates under a written charter adopted by our Board of Directors. A copy of this charter is available on our Web site under “Investor Relations” at greatwolf.com. Among other duties, this committee:

•	Determines compensation for our executive officers and Board members,

•	Establishes salaries of and awards of performance-based bonuses to our executive officers, and

•	Determines awards of equity instruments to our officers and employees.

Our Compensation Committee met two times in 2011.

Strategic Review Committee

In response to certain unsolicited expressions of interest in a strategic transaction involving the Company, in June 2011 our Board of Directors established a Strategic Review Committee, currently consisting of Messrs. Blutinger, Silver and Vittoria, with Mr. Silver serving as its chairman. Our Board of Directors has determined that each of the Strategic Review Committee members is independent, as that term is defined by NASDAQ. Among other duties, this committee was appointed for the purposes of:

•	Reviewing, considering and evaluating potential transactions that may be available to the Company, and

•

If the committee determines to investigate further or pursue one or more potential transactions, reviewing, considering, evaluating and conducting the negotiations concerning, and making a recommendation to the full Board of Directors regarding, such potential transactions, the terms thereof, and determining, among other matters, whether any such potential transaction is fair to, and in the best interests of, the Company and its stockholders and whether any such potential transaction should or should not be pursued by the Company, either alone or in conjunction with another potential transaction.

This committee is authorized to select and employ on behalf of the Company such professional advisors as the committee deems appropriate, to assist in its review, consideration and evaluation of, and/or discussions regarding, any potential transaction, and to make such additional expenditures on behalf of the Company as determined by the committee to be necessary in furtherance of its duties.

The Strategic Review Committee met eleven times in 2011.

Code of Business Conduct and Ethics

Stockholders may view our corporate governance materials, including the charters of our Audit Committee, our Compensation Committee and our Nominating and Corporate Governance Committee, and our Code of Business Conduct and Ethics, on our Web site under “Investor Relations” at greatwolf.com

Director Candidate Recommendations and Nominations by Stockholders

The Nominating and Corporate Governance Committee will consider director candidate recommendations by stockholders. Stockholders may submit any such recommendations for the consideration of our Nominating and Corporate Governance Committee through the method described under “Communications by Stockholders with Directors” below. In addition, any stockholder of record entitled to vote for the election of directors at the applicable meeting of stockholders may nominate persons for election to the Board of Directors if such stockholder complies with the applicable notice procedures. If the Merger and the other transactions contemplated by the Merger Agreement are successfully consummated, no annual meeting of stockholders will be held in 2012.

Communications by Stockholders with Directors

Our Board of Directors has approved unanimously a process for stockholders to send communications to our Board of Directors. Stockholders can send communications to our Board of Directors and, if applicable, to the Nominating and Corporate Governance Committee or to specified individual directors in writing c/o Great Wolf Resorts, Inc., 525 Junction Road, Suite 6000 South, Madison, Wisconsin 53717, Attn: Corporate Secretary. All such letters will be forwarded to our Board of Directors, the Nominating and Corporate Governance Committee or any such specified individual directors.

NAMED EXECUTIVE OFFICERS

Ms. Schaefer is an executive officer and director and her biographical information is set forth under “Board of Directors.” The names, positions, business experience, terms of office and ages of our other named executive officers are as follows:

Name	Age	Position
Timothy D. Black	46	Executive Vice President of Operations
James A. Calder	49	Chief Financial Officer
Alexander P. Lombardo	43	Treasurer
J. Scott Maupin	40	Senior Vice President of Operations

Timothy D. Black has served as Executive Vice President of Operations since January 2009. Mr. Black previously served as our Senior Vice President of Operations since June 2008, and as our Regional Vice President of Operations from December 2005 through June 2008. From October 2004 through December 2005, Mr. Black served as the General Manager of our Great Wolf Lodge resort located in Lake Delton, Wisconsin. Prior to that, Mr. Black spent eighteen years at Six Flags Theme Park in various senior management positions, serving most recently as Vice President and General Manager of Six Flags Great America from August 2003 through October 2004.

James A. Calder has served as our Chief Financial Officer since we commenced operations in May 2004. From 1997 to 2004, Mr. Calder served in a number of management positions with Interstate Hotels & Resorts, Inc., a public company, and its predecessor company, serving most recently as chief financial officer. Additionally, from 2001 to 2002, Mr. Calder served as chief accounting officer of MeriStar Hospitality Corporation, a public company. Mr. Calder holds a B.S. degree in Accounting from The Pennsylvania State University. Mr. Calder is a certified public accountant, is president and treasurer of the Thomas W. Hetrick Memorial Scholarship Fund, a private, non-profit organization, and is treasurer of Harvest Resources Associates, LLC, a private organization.

Alexander P. Lombardo has served as our Treasurer since 2004. From 1998 to 2004, Mr. Lombardo served in a number of positions with Interstate Hotels & Resorts, Inc., a public company, and its predecessor company, serving most recently as vice president of finance. Additionally, from 1998 to 2002, Mr. Lombardo served in a number of positions with MeriStar Hospitality Corporation, a public company, serving most recently as assistant treasurer. From 1996 to 1998, Mr. Lombardo served as cash manager of ICF Kaiser International, Inc., a public company. Mr. Lombardo holds a B.B.A. degree from James Madison University.

J. Scott Maupin has served as Senior Vice President of Operations since January 2012. Mr. Maupin previously served as our Regional Vice President of Operations since 2008. From 2007 to 2008, Mr. Maupin served as General Manager of our Great Wolf Lodge resort located in Lake Delton, Wisconsin. Prior to that, Mr. Maupin served 16 years at Six Flags Theme Parks, Inc. and Premier Parks, Inc., both public companies, in various senior and operational management positions, serving most recently as President of The Six Flags Great Escape Lodge and Indoor Waterpark as well as The Great Escape theme park from 2004-2007.

We have entered into certain agreements with all of our named executive officers, as described elsewhere in this Information Statement.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Under federal securities laws, our directors, executive officers and any persons beneficially owning more than 10% of a registered class of our equity securities are required to report their ownership and any changes in that ownership to the SEC. These persons are also required by SEC rules and regulations to furnish us with copies of these reports. The SEC has established due dates for these reports, and we are required to report in this information statement any failure to timely file these reports by those due dates by our directors and executive officers during 2011.

Based solely upon our review of the reports and amendments to those reports furnished to us or written representations from our directors and executive officers that these reports were not required from those persons, we believe that all of these filing requirements were satisfied by our directors and executive officers and all persons beneficially owning more than 10% of a registered class of our equity securities during 2011.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The table below sets forth certain information regarding the number of Common Shares beneficially owned on March 21, 2012, except where noted, by:

•	Each person or group known by us to beneficially own more than five percent (5%) of our Company’s Common Stock,

•	Each of our directors and named executive officers, and

•	All of our directors and named executive officers, as a group.

A person generally “beneficially owns” shares if he or she, directly or indirectly, has or shares either the right to vote those shares or dispose of them. Except as indicated in the footnotes to this table, to our knowledge the persons named in the table below have sole voting and investment power with respect to all shares of Common Stock beneficially owned.

Such information (other than with respect to our directors and named executive officers) is based on a review of statements filed with the SEC pursuant to Sections 13(d), 13(f) and 13(g) of the Exchange Act, with respect to our Common Stock.

The number of shares beneficially owned by each person or group includes shares of Common Stock that such person or group had the right to acquire on or within 60 days after March 21, 2012, including, but not limited to, upon the exercise of options or the vesting of restricted stock. References to options in the footnotes of the table below include only options to purchase shares that were exercisable on or within 60 days after March 21, 2012.

For each individual and group included in the table below, percentage ownership is calculated by dividing (a) the number of shares beneficially owned by such person or group by (b) the sum of the shares of Common Stock outstanding on March 21, 2012, plus the number of shares of Common Stock that such person or group had the right to acquire on or within 60 days after March 21, 2012. Unless otherwise indicated in the accompanying footnotes, all of the shares of our Common Stock listed below are owned directly, and the indicated person has sole voting and investment power. The address for each individual listed below is: c/o Great Wolf Resorts, Inc., 525 Junction Road, Suite 6000 South, Madison, Wisconsin 53717.

Name of Beneficial Owner Officers and Directors	Shares Beneficially Owned
	Number		Percentage
Joseph V. Vittoria	88,679	(1)	*
Kimberly K. Schaefer	1,555,037	(2)	4.6
Elan Blutinger	98,016	(1)	*
Randy L. Churchey	160,905	(1)	*
Edward H. Rensi	81,965	(1)	*
Howard A. Silver	90,772	(1)	*
Timothy D. Black	249,623	(3)	*
James A. Calder	498,000	(4)	1.5
Alexander P. Lombardo	84,533	(5)	*
J. Scott Maupin	42,912	(6)	*
All directors and named executive officers as a group (10 persons)	2,945,442		8.8
Beneficial Holders in Excess of 5%
HG Vora Special Opportunities Master Fund, Ltd	4,000,000	(7)	12.0
Queensgate House, South Church Street, Grand Caymen, KY1-1108, Cayman Islands
Baron Capital Group, Inc.	3,060,000	(8)	9.2
767 Fifth Avenue, 49th Floor New York, NY 10153
Dimensional Fund Advisors LP	2,775,547	(9)	8.3
Palisades West, Building One, 6300 Bee Cave Road, Austin, TX 78746
Penn Capital Management	2,182,600	(10)	6.5
Navy Yard Corporate Center, Three Crescent Drive, Suite 400, Philadelphia, PA 19112
Neuberger Berman Group LLC	1,955,767	(11)	5.9
605 Third Avenue, New York, NY 10158

*	Less than one percent of the outstanding shares of Common Stock.

(1)	Includes 40,897 unvested shares of restricted stock granted under Great Wolf Resorts’ 2004 Incentive Stock Plan.
(2)	Includes (a) 33,009 shares held jointly with Ms. Schaefer’s spouse and (b) 638,452 unvested shares of restricted stock granted under Great Wolf Resorts’ 2004 Incentive Stock Plan.
(3)	Includes 208,084 unvested shares of restricted stock granted under Great Wolf Resorts’ 2004 Incentive Stock Plan.
(4)	Includes 293,243 unvested shares of restricted stock granted under Great Wolf Resorts’ 2004 Incentive Stock Plan.
(5)	Includes 51,761 unvested shares of restricted stock granted under Great Wolf Resorts’ 2004 Incentive Stock Plan.
(6)	Includes 35,500 unvested shares of restricted stock granted under Great Wolf Resorts’ 2004 Incentive Stock Plan.
(7)	Based solely upon information provided in a Schedule 13D filed with the SEC on March 15, 2012. HG Vora Special Opportunities Master Fund, Ltd. (“HG VORA”) owns beneficially in the aggregate 4,000,000 shares of Common Stock, of which it has sole voting and dispositive power with respect to none of such shares and shared voting and dispositive power over 4,000,000 shares. HG Vora Capital Management, LLC (“HG Manager”), the investment manager of HG VORA, owns beneficially in the aggregate 4,000,000 shares of Common Stock, of which it has sole voting and dispositive power with respect to none of such shares and shared voting and dispositive power over 4,000,000 shares. Parag Vora (“Vora”) owns a controlling interest in HG VORA. HG VORA, HG Manager and Vora beneficially own 4,000,000, 4,000,000 and 4,000,000, respectively, shares of Common Stock, of which they have sole voting and dispositive power with respect to none of such shares and shared voting power and dispositive power of 4,000,000 shares.
(8)	Based solely upon information provided in a Schedule 13G filed with the SEC on February 14, 2012. Baron Capital Group, Inc. (“BCG”) owns beneficially in the aggregate 3,060,000 shares of Common Stock, of which it has sole voting and dispositive power with respect to none of such shares and shared voting and dispositive power over 3,060,000 shares. BCG is a parent holding company of BAMCO, Inc. (“BAMCO”), a registered investment advisor. Ronald Baron (“Baron”) owns a controlling interest in BCG. BAMCO and Baron beneficially own 3,060,000 and 3,060,000, respectively, shares of Common Stock, of which they have sole voting and dispositive power with respect to none of such shares and shared voting power and dispositive power of 3,060,000 shares.
(9)	Based solely upon information provided in a Schedule 13G filed with the SEC on February 10, 2012. Dimensional Fund Advisors LP owns beneficially in the aggregate 2,775,547 shares of Common Stock, of which it has sole voting and dispositive power with respect to 2,718,920 and 2,775,547, respectively.
(10)	Based solely upon information provided in a Schedule 13G filed with the SEC on February 13, 2012. Penn Capital Management owns beneficially in the aggregate 2,182,600 shares of Common Stock, of which it has sole voting and dispositive power with respect to 2,182,600.
(11)

Based solely upon information provided in a Schedule 13G filed with the SEC on February 14, 2012. Neuberger Berman Group LLC (“Berman Group”) owns beneficially in the aggregate 1,955,767 shares of Common Stock, of which it has sole voting and dispositive power with respect to none of such shares and shared voting power with respect to 1,717,367 shares of Common Stock and shared dispositive power with respect to 1,955,767 shares of Common Stock. Berman Group is a parent holding company of Neuberger Berman LLC (“Berman”), a registered investment advisor. Berman beneficially owns 1,955,767 shares of Common Stock, of which they have sole voting and dispositive power with respect to none of such shares and shared voting power and with respect to 1,717,367 shares of Common Stock and shared voting power with respect to 1,955,767 shares of common stock.

EXECUTIVE COMPENSATION AND RELATED MATTERS

Certain Information Regarding Golden Parachute Payments

Under item 402(t) of Regulation S-K we are required to provide certain information about “golden parachute payments” that may be implicated by the transaction to which this Information Statement pertains. That information is set forth in “Item 8—Additional Information—Golden Parachute Compensation” of the Schedule 14D-9 filed by the Company on March 13, 2012, and is incorporated herein by reference.

COMPENSATION DISCUSSION AND ANALYSIS

The Compensation Committee oversees our compensation program for our senior executives, including our Named Executive Officers (“NEOs”). The Compensation Committee’s responsibilities include:

•	Establishing and administering compensation policies,

•	Setting base salaries and awarding performance-based cash bonuses,

•	Determining grants of awards under our equity award plan, and

•	Reviewing the performance and development of senior executives.

From time to time, the Compensation Committee may retain compensation consultants to assist with, among other things:

•	Structuring our various compensation programs,

•	Determining appropriate levels of salary, bonus and other awards payable to our NEOs consistent with our competitive strategy, corporate governance principles and stockholder interests, and

•	Guiding us in the development of near-term individual performance objectives necessary to achieve long-term performance goals.

We expect to use these compensation consultants only in circumstances where the consultants have no other business dealings with us.

Each member of the Compensation Committee is independent as defined in the Compensation Committee’s charter, as determined by the Board of Directors.

General Compensation Policy/Philosophy

At our 2011 annual meeting, our stockholders approved, on a nonbinding basis, the compensation of the Company’s NEOs, as disclosed pursuant to compensation disclosure rules of the SEC on our annual proxy statement for 2010. The Compensation Committee viewed the strong support from our stockholders as a sign that its compensation program for our NEOs was designed and implemented to the satisfaction of our stockholders, and we have generally retained the same compensation program for 2011. Our general compensation policy is to devise and implement compensation for our NEOs commensurate with their positions and determined with reference to compensation paid to similarly situated employees and officers of companies that the Compensation Committee, in consultation with our Chief Executive Officer (“CEO”) and external compensation consultants, deems to be comparable to us.

Our general compensation philosophy is to:

•	Design and implement a compensation program to attract, retain and motivate talented executives,

•	Provide incentives for the attainment of short-term operating objectives and strategic long-term performance goals, and

•

Place emphasis on, and reward achievement of, long-term objectives that are consistent with the nature of our Company as an enterprise focused on revenue and cash flow growth, resort operations and brand expansion/development over the next several years.

Our overall executive compensation philosophy is based on a pay-for-performance model. In general, our executive compensation is structured to reward performance through a combination of competitive base salaries coupled with cash-based and equity-based incentives. The “at risk” components of our executive compensation (cash annual incentives and stock-based long-term incentives) are designed to provide incentives that are predicated on our Company and/or the NEO meeting or exceeding predefined goals.

The Compensation Committee occasionally requests that our CEO be present at Compensation Committee meetings where executive compensation and Company, business unit, departmental and individual performances are discussed and evaluated. Our CEO is free to provide insight, suggestions or recommendations regarding executive compensation if present during these meetings or at other times. Only Compensation Committee members, however, vote on decisions made regarding executive compensation.

Named Executive Officers

At December 31, 2011, our NEOs were:

•	Kimberly K. Schaefer, Chief Executive Officer (Principal Executive Officer),

•	Timothy D. Black, Executive Vice President of Operations,

•	James A. Calder, Chief Financial Officer (Principal Financial Officer),

•	Alexander P. Lombardo, Treasurer, and

•	J. Scott Maupin, Senior Vice President of Operations.

In addition, J. Michael Schroeder served as our General Counsel and Corporate Secretary until he resigned from his position in January 2011 and terminated his employment with us in February 2011. Mr. Schroeder was considered a NEO until his resignation.

2011 Executive Officer Compensation

For 2011, the Compensation Committee used as a reference tool the overall compensation structure recommendations for our NEOs other than Mr. Maupin, which had been developed for 2010-2012 by FPL Associates Compensation (“FPL”), an independent compensation consultant. In 2009, the Compensation Committee engaged FPL to assist the Compensation Committee in determining appropriate fiscal year 2010 compensation for certain of our NEOs, as well as an appropriate structure for long-term incentive compensation for the period 2010-2012. FPL conducted for the Compensation Committee an executive benchmarking analysis of a competitive peer group of 11 public companies that compete with us for talent, investment dollars and/or business. Based on that analysis and discussions with the Compensation Committee, FPL made executive compensation recommendations for certain of our NEOs in a report to the Compensation Committee, of appropriate levels of:

•	Base salary,

•	Annual cash incentives, and

•	Long-term incentive compensation.

The structure and amounts of the base salary, annual incentives and long-term incentives compensation components for all NEOs other than Mr. Maupin for 2011 as detailed in this Compensation Discussion and Analysis are based on the final recommendations of FPL in its report.

Competitive Peer Group

The competitive peer group FPL used in its report included primarily companies that are focused on operating within the public hospitality / leisure sectors as the foundation for our compensation practices. Those peer group companies include ones that:

•	Own and operate local / regional / national family entertainment facilities dependent on discretionary consumer spending,

•	Own and/or operate branded hotels or resorts, and/or

•	License branded hospitality locations.

These companies own and/or operate facilities such as theme parks, meeting and convention resorts, nationally-branded hotels, cruise lines, timeshare resorts, spas and movie theaters. The peer group consisted of the following companies:

Cedar Fair, L.P.	Silverleaf Resorts, Inc.
Gaylord Entertainment Company, Inc.	Six Flags, Inc.
LaSalle Hotel Properties, Inc.	Steiner Leisure Limited
The Marcus Corporation	Strategic Hotels & Resorts, Inc.
Red Lion Hotels Corporation	Vail Resorts, Inc.
Royal Caribbean Cruises, Ltd.

Executive Compensation Structure

Utilizing the information in FPL’s report and other benchmarking data, the Compensation Committee approved total remuneration for executive compensation for NEOs other than Mr. Maupin for 2011 structured as follows:

•	Base salaries at a level commensurate with each executive’s role / responsibilities, tenure and other factors, referenced to median market practices,

•	Short-term incentive compensation consisting of annual cash incentive bonuses based on specified threshold, target and high earnings levels, defined as follows:

•

Threshold performance—solid achievement but falls short of expectations. Would be considered less than meeting a budget plan. This represents the minimum level of performance that must be achieved before any bonus will be earned,

•	Target performance—achievement that normally signifies meeting business objectives. In many situations, represents budget level performance, and

•	High performance—significant achievement that would be considered upper-tier or exceptional performance by industry standards.

•	Long-term incentive compensation in the form of restricted stock grants based on specified threshold, target and high earnings levels, consisting of:

•	Annual equity grants with performance metrics, and/or

•	Multi-year program equity grants with performance metrics and/or time-based vesting.

For 2011, the Compensation Committee designed annual cash incentives and long-term incentives for NEOs other than Mr. Maupin that created an overall compensation program that can provide for superior compensation when primary company-wide financial goals and individual performance goals are met or exceeded, and, conversely, total compensation below competitive levels when such goals are not met. The Compensation Committee believed this was an appropriate structure for these four NEOs due to their broad responsibilities for overseeing our overall performance in financial, development and operating areas. For Mr. Maupin, the

Compensation Committee felt a total compensation structure that was less likely to provide total compensation significantly above or below competitive levels was appropriate, due to other named executive officers having broader responsibilities for overseeing our overall performance.

For a further discussion on the details of these annual cash incentives and long-term incentives, see Elements of Compensation below.

Elements of Compensation

The compensation for each of our NEOs consists of three components:

•	Base salary,

•	Annual cash incentive, and

•	Long-term incentive compensation.

These components provide elements of fixed income and variable compensation that are linked to the achievement of individual and corporate goals and the enhancement of value to our stockholders.

Base Salary

Base salary represents the fixed annual component of our executive compensation. Executives receive salaries that are within a range established by the Compensation Committee for their respective positions, based on the comparative analysis described above. Where each executive’s salary falls within the salary range is based on a determination of the level of experience that the executive brings to the position and how successful the executive has been in achieving set goals. Salary adjustments are based on a similar evaluation and may include a comparison of adjustments made by competitors and any necessary inflationary adjustments.

When reviewing the competitive market data described above, the Compensation Committee considers that the competitive market is comprised of professionals with varying backgrounds, experience and education who may be more junior or senior within the role. As such, the compensation, particularly as it relates to base salaries, provided to these incumbents may, appropriately, vary. In establishing base salary amounts for our NEOs, the Compensation Committee considers the level of responsibility, experience, performance and tenure of our Company’s incumbents relative to those commonly found in the market and/or summarized by FPL in its report.

We generally review the base salaries of our NEOs each fiscal year. In the event of a NEO’s promotion and/or increased scope of responsibility, we consider base salary adjustments at other points during the year as well.

The Compensation Committee reviewed the salaries for our NEOs other than Mr. Maupin in December 2010; Mr. Maupin’s base salary was reviewed in April 2011. As part of that review, the Compensation Committee considered base salary benchmarking data in FPL’s report for individuals with similar levels of responsibility at the Company’s peer group companies, and FPL’s recommendation that the Company focus relative salary comparisons against the 25th percentile and median values of the peer group information. As a result of these reviews, base salaries established for 2011 and the percentage increase from prior base salaries are shown below:

Name	2011 Base Salary ($)	Increase From Prior Base Salary (%)
Ms. Schaefer	550,000	—
Mr. Black	313,500	—
Mr. Calder	385,000	—
Mr. Lombardo	200,000	6.0
Mr. Maupin	255,000	2.0

Annual Cash Incentive

For NEOs other than Mr. Maupin

For these NEOs, annual cash incentives exist in the form of bonuses as a means of linking compensation to objective performance criteria that are within the control of the NEOs. Consistent with the guidelines in FPL’s report, at the beginning of each year, the Compensation Committee establishes a potential bonus amount range for each executive and identifies performance targets for each NEO to meet in order to receive the full bonus. The range incorporates the threshold, target and high (maximum) performance concepts as described above in “2011 Executive Officer Compensation.”

Our annual incentive program utilizes multiple aspects or dimensions of performance to establish a “line-of-sight” between the individual and the reward. The emphasis on one dimension versus another depends on the level and type of position. Three dimensions we consider in the annual incentive program for these NEOs are:

Corporate—overall corporate performance is the primary dimension for executive and senior management,

Department / Business Unit—refers to key functional areas. This dimension is utilized to link individuals to the performance of their collective work group and is intended to foster cooperation, and

Individual—refers to specific goals and objectives developed for each individual participant.

The Compensation Committee reviews each executive’s position to determine the proportion or percentage of incentive opportunity that will be attributed to each of the three dimensions, based on the position’s ability to impact performance at each dimension. The benefit to using this three-tier construct is in balancing the required level of objectivity with the desired level of subjectivity. While corporate and team/unit goals include specific, quantifiable targets, the individual component can often be based on a more subjective assessment of performance or on management discretion.

For the NEOs, the Compensation Committee establishes financial targets at the beginning of each year that are tied to our annual business plan. The NEOs generally begin to earn a threshold annual cash incentive award amount once a financial target is at least 95% attained. The threshold award amount is generally one-third of the maximum potential award amount for a particular financial target. The maximum annual cash incentive award is earned when a financial target is at least 105% attained. Any potential amount of the annual cash incentive award in excess of the threshold amount, up to the maximum potential award amount, is earned ratably from 95% up to 105% of the financial target attained.

The Compensation Committee employs clearly defined, objective measures of performance to support the annual cash incentive awards for our NEOs. Within the annual incentive award component of the compensation program, performance measures are often based on operational / financial initiatives as well as individual /subjective performance, providing a balance with long-term incentive award components, which are generally primarily tied to value creation.

The Compensation Committee, in consultation with our CEO, establishes and approves specific, written performance objectives for annual cash incentives. For each such objective, actual performance is reviewed by the Compensation Committee (generally in the first quarter of the fiscal year following the performance year) in order to determine the actual payment to occur following release of the performance year fiscal year financial results. The Compensation Committee has the ability to apply discretion to increase or decrease the actual payout resulting from the relative achievement of performance objectives. Discretion may be applied in the case of significant business disruption, unusual business events or conditions, or other factors the Compensation Committee deems relevant.

As part of its report for the Compensation Committee, FPL recommended a structure for annual cash incentives for our NEOs that provided for threshold, target and maximum levels of opportunity, as discussed above. The Compensation Committee considered annual cash incentive benchmarking data in FPL’s report for individuals with similar levels of responsibility at the Company’s peer group companies, including recommended amounts (expressed as a percentage of each NEO’s base salary) for threshold, target and maximum levels of performance, and FPL’s recommendations for each NEO’s annual cash incentive structure. Based primarily on the recommendations of FPL in its report, the Compensation Committee established overall threshold, target and maximum annual incentive opportunities for our NEOs for 2011, expressed as a percentage of each executive’s 2011 base salary, as follows:

	2011 Annual Incentive Opportunity
	Threshold		Target		Maximum
Name	(%)	($)	(%)	($)	(%)	($)
Ms. Schaefer	50.0	275,000	100.0	550,000	150.0	825,000
Mr. Black	33.3	104,500	66.7	209,000	100.0	313,500
Mr. Calder	40.0	154,000	80.0	308,000	120.0	462,000
Mr. Lombardo	16.7	33,400	33.3	66,600	50.0	100,000

For 2011, the annual cash incentive amounts awarded to our NEOs were subject to a number of performance objectives, including:

•	Our Company achieving certain levels of Adjusted EBITDA for 2011, and

•

The individual achieving certain individual, business unit and/or departmental performance goals in 2011, as determined by the Compensation Committee. Examples of the types of management performance goals established for 2011 included:

•	Achieving specified levels of company-wide Adjusted EBITDA,

•	Achieving target levels of RevPAR growth for our resorts,

•	Accessing capital markets to refinance near-term debt maturities to provide working capital for future growth and/or reduce existing corporate guarantees on debt,

•	Executing a permanent solution to address the Company’s guarantees under certain agreements related to the development of our Blue Harbor Resort & Conference Center in Sheboygan, Wisconsin,

•	Securing financing for the Company’s future development projects,

•	Signing letters of intent for future management and/or licensing opportunities,

•	Identifying and working with potential equity partners to create a joint venture structure to acquire and convert an existing full-service hospitality property to a Great Wolf Lodge resort,

•	Improving the operating results of our majority-owned subsidiary Creative Kingdoms, LLC, a developer of experiential gaming products, and

•	Implementing an investor relations plan to present to potential new investors and strengthen investor perception of our Company’s operations and outlook.

The threshold, target and maximum amounts for the financial measure performance objective (Adjusted EBITDA) for 2011 were as follows:

Financial Measure Performance Objective	Threshold ($)	Target ($)	Maximum ($)
Adjusted EBITDA	69.5 million	73.2 million	76.9 million

The relative weightings for the performance objectives were primarily based on the recommendations of FPL in its report. For 2011, the Compensation Committee, in consultation with our CEO, reviewed and approved the performance criteria and weighting of those criteria for each NEO. The weightings of the performance criteria may vary among the NEOs by position due to functional accountability, responsibility and other factors the Compensation Committee deems relevant. For 2011, weightings for our NEOs and corresponding maximum bonus amounts available for each bonus measure were as follows:

	Cash Bonus Performance Objectives
	Adjusted EBITDA		Individual, Business Unit and/or Departmental Performance Goals
Name	Weighting (%)	Maximum Bonus Amount Available ($)	Weighting (%)	Maximum Bonus Amount Available ($)
Ms. Schaefer	50.0	412,500	50.0	412,500
Mr. Black	75.0	235,125	25.0	78,375
Mr. Calder	50.0	231,000	50.0	231,000
Mr. Lombardo	25.0	25,000	75.0	75,000

For our NEOs, the Compensation Committee reviewed in February 2012 the level of Adjusted EBITDA we had achieved for 2011 and the success of each of those NEOs in achieving their specified individual, business unit and/or departmental performance goals in 2011 as discussed above. Based on that review:

•	We achieved Adjusted EBITDA of $80.5 million.

•	The Compensation Committee determined the individual/departmental goal achievements as follows: Ms. Schaefer—50%; Mr. Black—100%; Mr. Calder—37%; and Mr. Lombardo—49%.

•

The Compensation Committee awarded to the NEOs additional discretionary cash bonus amounts, based primarily on the Company exceeding its target Adjusted EBITDA level by approximately 10% in 2011, as follows: Ms. Schaefer—$150,000; Mr. Black—$18,810; Mr. Calder—$50,000; and Mr. Lombardo—$50,000.

Based on the level of achievement of the various financial and other factors for 2011 as described above, the NEOs earned the following amounts for the various performance objectives:

Cash Bonus Performance Objective	Ms. Schaefer	Mr. Black	Mr. Calder	Mr. Lombardo
Adjusted EBITDA:
• Maximum Bonus Amount	$412,500	$235,125	$231,000	$25,000
• % earned	100.0%	100.0%	100.0%	100.0%
• Bonus Amount Earned	$412,500	$235,125	$231,000	$25,000
Individual, Business Unit and/or Departmental Goals:
• Maximum Bonus Amount	$412,500	$78,375	$231,000	$75,000
• % earned	50.0%	100.0%	37.0%	49.0%
• Bonus Amount Earned	$356,250 (1)	$97,185 (1)	$135,470 (1)	$86,750 (1)
Total Bonus Amount Earned	$768,750	$332,310	$366,470	$111,750
• % of Base Salary	139.8%	106.0%	95.2%	55.9%

(1)	Amount includes additional discretionary cash bonus award amounts as described above.

For Mr. Maupin

For 2011, the maximum annual incentive opportunity established for Mr. Maupin was 25.0% of base salary. For Mr. Maupin, annual cash incentives for 2011 existed in the form of a bonus available based on achieving individual and/or departmental performance goals in 2011, as determined by the Compensation Committee. The Compensation Committee also awarded an additional discretionary cash bonus amount to Mr. Maupin, based primarily on the Company exceeding its target Adjusted EBITDA level by approximately 10% in 2011. Based on the Compensation Committee’s determination, Mr. Maupin earned a total bonus amount of $90,000 for 2011.

Long-Term Incentive Compensation

For our NEOs other than Mr. Maupin, the long-term incentive component of executive compensation is targeted toward providing rewards for long-term performance. The Compensation Committee believes that long-term incentives are important to motivate and reward these executives for maximizing stockholder value. Long-term incentives are provided primarily by grants of stock under our 2004 Incentive Stock Plan, which is administered by the Compensation Committee. The purpose of our 2004 Incentive Stock Plan is to assist us in recruiting and retaining key employees, by enabling such persons to participate in the future success of our Company, and to align their interests with those of our stockholders.

The Compensation Committee, in consultation with our CEO, annually establishes and approves specific, written performance objectives for long-term incentives. For these objectives, the Compensation Committee reviews actual performance (generally in the first quarter of the fiscal year following the performance year) in order to determine the actual amount of the long-term incentive grant that has been earned. The Compensation Committee has the ability to apply discretion to increase or decrease the actual amount calculated as earned resulting from the relative achievement of performance objectives. Discretion may be applied in the case of significant business disruption, unusual business events or conditions, or other factors the Compensation Committee deems relevant.

For 2011, the Compensation Committee approved maximum long-term, stock-based incentive compensation amounts for the NEOs other than Mr. Maupin. The stock-based compensation amounts consisted of shares of our Common Stock subject to time-based vesting over three / four years.

Establishing 2011 Award Amounts

Stock-based compensation for 2011 for our NEOs other than Mr. Maupin consisted of annual equity grant (“AEG”) amounts and/or multi-year program equity grant (“MYPEG”) amounts. The process in establishing the number of shares awarded as stock-based compensation to the NEOs as AEGs and MYPEGs for 2011 involved five steps, as follows:

•

First, as part of its report for the Compensation Committee, FPL recommended a structure for long-term incentives for our NEOs that provided for maximum levels of annual opportunity from stock-based compensation. The Compensation Committee considered stock-based compensation benchmarking data in FPL’s report for individuals with similar levels of responsibility at the Company’s peer group companies, including recommended amounts (expressed as a percentage of each NEO’s base salary) for maximum levels of performance, and FPL’s recommendations for each NEO’s stock-based compensation structure. Based on the benchmarking data and recommendations by FPL in its reports, we computed the maximum annual dollar value of stock-based compensation (the sum of a NEO’s AEG amount and one year of MYPEG amount) as a percentage of each NEO’s January 1, 2011 base salary. Applicable percentages and the resulting maximum annual dollar value amounts were as follows:

Name	January 1, 2011 Base Salary ($)	Percentage of Base Salary Used to Compute Maximum Annual Dollar Value (%)	Maximum Annual Dollar Value ($)
Ms. Schaefer	550,000	225.0	1,237,500
Mr. Black	313,500	112.5	352,688
Mr. Calder	385,000	150.0	577,500
Mr. Lombardo	200,000	75.0	150,000

•

Second, based on recommendations from FPL, for each NEO the total maximum annual dollar value was split between (a) AEG amounts and (b) MYPEG amounts. As part of its recommendations, FPL recommended that, for Ms. Schaefer, Mr. Black and Mr. Calder, a portion of each NEO’s long-term incentive compensation potential be applied to MYPEGs to directly tie those NEOs’ long-term incentive compensation to multiple-year performance measures. The Compensation Committee believed this was an appropriate structure for these three NEOs due to their broad responsibilities for overseeing our overall performance in financial, development and operating areas. The applicable split for each NEO was as follows:

	AEG Award Maximum Amount		One Year of MYPEG Award Maximum Amount
Name	(%)	($)	(%)	($)
Ms. Schaefer	60.0	742,500	40.0	495,000
Mr. Black	60.0	211,613	40.0	141,075
Mr. Calder	60.0	346,500	40.0	231,000
Mr. Lombardo	100.0	150,000	—	—

•

Third, for each NEO, the total maximum dollar value of stock-based compensation awards amount listed above was then converted to a maximum number of shares to be awarded by dividing (a) the maximum dollar value amount by (b) $2.61, the closing price of our common stock on NASDAQ on December 31, 2010. Based on this conversion, the maximum number of shares to be awarded to each NEO was as follows:

Name	AEG Award (#)	MYPEG Award (#)	Total (#)
Ms. Schaefer	284,483	189,655	474,138
Mr. Black	81,078	54,052	135,130
Mr. Calder	132,759	88,506	221,265
Mr. Lombardo	57,471	—	57,471

•	Fourth, for each NEO to be awarded AEGs for 2011, we determined the performance factors that will determine the amount of AEG shares ultimately earned by each NEO. Those factors are:

•

A portion of the AEG award amount was earned based on our Common Stock performance in calendar year 2011 relative to the Russell 2000 stock index total return in calendar year 2011. Under this performance criterion, an individual earned:

•	No award under this performance criterion if our stock performance for 2011 was less than 80% of the Russell 2000 stock index’s performance,

•

A portion of his or her total potential award amount if our stock performance for 2011 was 80% or greater than the performance of the Russell 2000 stock index but less than 120% of the performance of the Russell 2000 stock index,

•	The full portion amount of his or her award amount if our stock performance for 2011 was greater than 120% of the Russell 2000 stock index’s performance, and

•

A portion of the award amount was earned based on the individual achieving certain individual, business unit and/or departmental performance goals in 2011, as determined by the Compensation Committee. These performance goals were similar to those described above under “Annual Cash Incentive.”

The relative weightings for the performance factors were determined by the Compensation Committee primarily based on the recommendations of FPL in its report. Weightings for the performance factors for our NEOs for the 2011 AEG awards were as follows:

	AEG Award Factor
	Relative Common Stock Performance		Individual, Business Unit and/or Departmental Performance Goals
Name	Weighting (%)	Maximum Share Award (#)	Weighting (%)	Maximum Share Award (#)
Ms. Schaefer	75.0	213,362	25.0	71,121
Mr. Black	75.0	60,808	25.0	20,270
Mr. Calder	75.0	99,569	25.0	33,190
Mr. Lombardo	75.0	43,103	25.0	14,368

•	Fifth, for each NEO to be awarded MYPEGs in 2011, we determined the performance factors that will determine the amount of MYPEG ultimately earned by each NEO. Those factors are:

•

A portion of the award amount may be earned based on our Common Stock’s performance in the three-year period 2010-2012 relative to the total return of a relevant stock index, as designated by the Compensation Committee, for the three-year period 2010-2012. Under this performance criterion, an individual earns no award if our stock performance for the three-year period 2010-2012 is 80% or less of the designated index’s performance. The individual will earn less than the full portion amount of his or her award amount if our stock performance for the three-year period 2010-2012 is less than 120% of the designated index’s performance. For stock performance between 80% and 120% of the designated index’s performance, a NEO earns shares based on a linear interpolation between the threshold amount (earned at 80% relative stock performance) and maximum amount (earned at 120% relative stock performance).

•

A portion of the award amount may be earned based on our Common Stock’s absolute performance in the three-year period 2010-2012. Under this performance criterion, an individual may earn a portion of his or her total potential award amount if our stock performance for the three-year period 2010-2012 exceeds a threshold compounded annual return for the three-year period 2010-2012. The individual will earn less than the full portion amount of his or her award amount if our stock performance for the three-year period 2010-2012 is less than a maximum compounded annual return, and will earn no award under this performance criterion if our stock performance for the three-year period 2010-2012 is less than the threshold compounded annual return. For stock performance between the threshold compounded annual return and the maximum compounded annual return, a NEO earns shares based on a linear interpolation between the threshold amount and maximum amount.

•	A portion of the award amount is time-based (that is, award amounts may be earned based on continuous employment with us over the vesting period).

The relative weightings for the performance factors were determined by the Compensation Committee primarily based on the recommendations of FPL in its report. Weightings for the performance factors for our NEOs for the 2011 MYPEG awards were as follows:

	MYPEG Award Factor
	Relative Common Stock Performance		Absolute Common Stock Performance		Time-Based
Name	Weighting (%)	Maximum Share Award (#)	Weighting (%)	Maximum Share Award (#)	Weighting (%)	Maximum Share Award (#)
Ms. Schaefer	37.5	71,121	37.5	71,121	25.0	47,413
Mr. Black	37.5	20,269	37.5	20,269	25.0	13,514
Mr. Calder	37.5	33,190	37.5	33,190	25.0	22,126

Also, since the Compensation Committee had previously elected to issue all time-based number of MYPEG shares for the full 2010-2012 in 2010, none of the time-based shares listed in the immediately preceding table were issued in 2011.

Note that the number of shares NEOs eventually earn under MYPEG awards made in 2011 will only be determined at the end of the 2010-2012 performance period. Any shares earned under the MYPEG awards will vest 50% on December 31, 2012, and 50% on December 31, 2013.

The vesting of awards under the 2011 AEGs and MYPEGs are affected by certain termination events (namely, termination without cause (by the Company), termination for good reason (by the NEO), death or disability) as summarized in the charts below:

Termination Scenario
Type of 2011 AEG	Absent a Change in Control	Following a Change in Control
Award related to relative GWR Common Stock performance	Participant would be entitled to a pro-rated amount of award, based upon the performance up until the time of the triggering termination event.	Participant would be entitled to the greater of (a) shares at a Target level of performance or (b) shares based upon the performance up until the time of the termination triggering event.
Award related to individual / departmental objectives	All shares are forfeited.

Termination Scenario
Type of 2011 MYPEG	Absent a Change in Control	Following a Change in Control
Award related to relative GWR Common Stock performance

From the program start (1/01/10) until 24 months (12/31/11), participants would be entitled to a pro-rated amount of awards, based upon the performance up until the time of the triggering termination event.

Award related to absolute GWR Common Stock performance	If more than 24 months of the program has elapsed (that is, if event occurs after 12/31/11), the performance achievements would be assessed, projected out for the balance of the plan, and the corresponding number of awards would be awarded (deemed “earned”) had the program lasted the full 36 months.

Time-based shares	All shares granted vest immediately

Determining Amounts of 2011 AEG Awards Earned

For the 2011 AEG award factors, based on our Common Stock’s actual performance and the Compensation Committee’s assessment of each individual’s achievement of individual/departmental performance goals:

•

Our Common Stock price increased 11.1% in 2011 and the Russell 2000 stock index decreased 5.4%. Therefore, our Common Stock’s performance was greater than 120% of the Russell 2000’s performance. As a result, 100% of the maximum potential payout for that factor was achieved.

•	The Compensation Committee determined the individual, business unit and departmental goal achievements as follows: Ms. Schaefer —50%, Mr. Black—100%, Mr. Calder—37%, and Mr. Lombardo—49%.

Based on the level of achievement of the various award factors for 2011 as described above, our NEOs earned the following number of shares under the AEGs for 2011:

AEG Award Factor	Ms. Schaefer	Mr. Black	Mr. Calder	Mr. Lombardo
Relative Common Stock Performance:
• Maximum # of Shares	213,362	60,808	99,569	43,102
• % earned	100.0%	100.0%	100.0%	100.0%
• Number of Shares Earned	213,362	60,808	99,569	43,102
Individual, Business Unit and/or Departmental Goals:
• Maximum # of Shares	71,121	20,270	33,190	14,368
• % earned	50.0%	100.0%	37.0%	49.0%
• Number of Shares Earned	35,560	20,270	12,280	7,042
Total Number of Shares Earned	248,922	81,078	111,849	50,144

In February 2012, we issued the shares of our Common Stock as long-term incentives earned for 2011 under the AEGs as described above. Those shares earned under the 2011 AEG awards vest as follows: 1/3 on issuance; 1/3 on December 31, 2012; and 1/3 on December 31, 2013.

Additionally, we awarded 12,500 shares of our Common Stock to Mr. Maupin in April 2011. Those shares vest ratably on April 1 of 2012, 2013, 2014, 2015 and 2016, assuming Mr. Maupin is employed by us at each of those vesting dates.

The following table summarizes the future vesting of AEG award shares and time-based shares issued related to 2011, as described above:

	Amounts Vesting (#)
Vesting Date	Ms. Schaefer	Mr. Black	Mr. Calder	Mr. Lombardo	Mr. Maupin
2/18/12	82,974	27,026	37,283	16,715	—
4/1/12	—	—	—	—	2,500
12/31/12	82,974	27,026	37,283	16,714	—
4/1/13	—	—	—	—	2,500
12/31/13	82,974	27,026	37,283	16,714	—
4/1/14	—	—	—	—	2,500
4/1/15	—	—	—	—	2,500
4/1/16	—	—	—	—	2,500

Grant Valuation Parameters

As described above, when awarding stock to our NEOs other than Mr. Maupin in 2011, we first established a dollar value of the maximum equity-based compensation potential that we want to provide to the employee in the form of stock over the vesting period. On the date of the grant, in order to calculate the number of shares to grant, we divide the total maximum equity-based compensation potential by the per share fair value of our Common Stock as of the close of the prior fiscal year. Although we use what we consider to be a reasonable approach in determining the number of shares of Common Stock to award to these NEOs, the ultimate value to these NEOs of the shares awarded only becomes clear when (a) performance conditions related to earning the award are met or not met and (b) the future fair value of the shares earned is known.

The shares of stock we award under long-term incentive plans ultimately may be worth more or less than the target equity-based compensation potential we computed when the shares were awarded, depending on whether the price of our Common Stock increases or decreases from the per share fair value we used when shares were granted. As a result, we do not consider realizable gains or losses from prior stock grants when setting new stock grant amounts. We do not believe it is a fair practice to offset or enhance current compensation by realized and unrealized gains or losses in periods after the grants have been issued. Our goal is that the ultimate value realized by the NEO from stock grants exceeds our initial estimate of total maximum equity-based compensation potential that we awarded, because that would result from an increase in our stock price. Value realized by a NEO in excess of the award date total maximum equity-based compensation potential would also be realized by all of our other stockholders that held our Common Stock over that time period. We believe that limiting potential upside on stock value gains would undermine incentives for our NEOs when they focus on long-term results.

Stock Ownership Guidelines for NEOs and Directors

We believe that stock ownership by our NEOs and our directors is desirable for aligning management’s and directors’ long-term interests with those of our stockholders. Accordingly, in March 2011 our Board of Directors adopted a stock ownership policy for our NEOs and non-employee directors in order to encourage them to focus on creating long-term shareholder value.

For NEOs, the policy sets stock ownership targets as a multiple of base salary, as follows:

Position	Multiple
Chief Executive Officer	5x Base Salary
Chief Financial Officer	3x Base Salary
Executive Vice Presidents	2x Base Salary

For non-employee directors, the stock ownership target is the greater of three times their annual retainer fees (exclusive of fees for committee service) or $180,000.

For current NEOs and outside directors, the targets are to be achieved by March 22, 2016 (five years from the adoption of the requirement). For NEOs or outside directors who join the Company in the future, those individuals would have five years from the start of their service as a NEO or director to meet the stock ownership guidelines. As of March 21, 2012, our CEO, CFO, Executive Vice Presidents and all non-employee directors have exceeded their stock ownership guideline targets as shown above.

The stock ownership policy also requires our CEO, CFO, Executive Vice Presidents and the non-employee directors:

•	To retain the after-tax amount of our shares acquired on the vesting of stock awards for one year after vesting, and

•	To retain 60% of that amount so long as they remain an officer or director.

Shares that are either owned directly (including restricted shares of Common Stock, whether vested or not) or indirectly through savings plans sponsored by us are included in determining whether an individual attains the minimum ownership guidelines.

For purposes of evaluating compliance with the policy, shares for an individual are valued by using the higher of (a) the closing price of our Common Stock on the date shares are acquired / granted / certificated or (b) the 10-day average closing price of our Common Stock before the measurement date. For an individual who does not meet the stock ownership target by their required date, any restricted stock, stock rights or similar equity-based awards granted to a participant while he or she is not in compliance with these guidelines will vest over five rather than three or four years, or such longer period as the Compensation Committee determines, in its discretion.

Other Compensation

We offer certain other perquisites and personal benefits to our NEOs. These perquisites and personal benefits are reflected in the relevant tables and narratives that follow. In addition, the executives may participate in company-wide plans and programs such as our 401(k) plan (including a company match); group health and welfare plans; group accidental death and dismemberment insurance and life insurance; and health care and dependent care spending accounts, in accordance with the terms of those programs.

We do not provide our NEOs defined benefit or supplemental executive retirement plans.

Clawback Provision

In line with corporate governance best practices, in 2011 the Compensation Committee adopted a “clawback” policy that allows us to seek repayment of incentive compensation that was erroneously paid. The policy provides that if the Board determines that there has been a material restatement of publicly issued financial results from those previously issued to the public, the Board will review all bonus payments made to executive officers during the three-year period prior to the restatement on the basis of having met or exceeded specific performance targets. If such payments would have been lower had they been calculated based on such restated results, the Board will (to the extent permitted by governing law) seek to recoup the payments in excess of the amount that would have been paid based on the restated results. The clawback provision applies to bonus payments earned commencing fiscal 2011.

Nonqualified Deferred Compensation Plan

In addition to a qualified 401(k) plan, we maintain a deferred compensation plan for certain executives (including our NEOs) by depositing amounts into a grantor trust for the benefit of the participating employees. The amounts held in the trust remain subject to the claims of our general creditors until the amounts are paid to participants. The deferred compensation plan offers these participants the opportunity to defer payment and income taxation of a portion of their base salary and/or annual cash incentives in addition to the amounts deposited in our 401(k) plan. The Compensation Committee believes that offering this plan to executives is helpful to achieve our objectives of attracting and retaining talent, particularly because we do not offer a defined benefit pension plan.

A participant may elect to defer up to 100% of annual base salary and/or annual cash incentives. Participants must make deferral elections before the beginning of the plan year in which the related compensation is earned. Such elections are irrevocable for the entire plan year, and the participants may only change the elections for compensation earned in subsequent plan years during later annual election periods.

We make the following employer contributions to our deferred compensation plan:

•

Mandatory annual matching contributions to the plan for each participant equal to the lesser of (a) 4% of the participant’s annual base salary or (b) the participant’s annual deferrals to the plan. Matching contributions are reduced by the maximum amount of matching contributions the executive was eligible to receive in our 401(k) plan for the fiscal year.

•	Discretionary annual profit-sharing contributions equal to up to 6% of the participant’s annual base salary.

Matching and profit-sharing contributions vest based on a participant’s years of service with us, with pro-rata vesting over a period of five years of service.

Amounts in the deferred compensation plan’s trust earn investment income, which serves to increase our corresponding deferred compensation obligation. Investments, which are recorded at market value, are directed by the participants, and consist of our Common Stock and mutual funds. The plan provides participants the opportunity for long-term capital appreciation by crediting their accounts with notional earnings (or losses) based on the performance of benchmark investment funds from which participants may select or our Common Stock. Currently, the plan offers a choice of ten benchmark investment funds that are identified in the narrative following the Nonqualified Deferred Compensation table below.

The market value of a NEO’s deferred compensation account is not considered when setting their other current compensation. The compensation earned and deferred into the deferred compensation plan was already reviewed and analyzed based on the above-described compensation philosophy and policies at the time the compensation was awarded. Had the executive officer instead elected to receive a payout of the compensation earned (rather than deferring it into the plan), and then invested those amounts externally, we would not have considered external investment experience when considering the amount by which we should compensate the NEO. Also, we do not guarantee any minimum rate of return for any compensation amounts that executives elect to defer into the deferred compensation plan. Thus, in setting current compensation amounts for our NEOs, we do not believe it is either proper or necessary to consider the value of the NEO’s deferred compensation account just because it is held in a plan we sponsor. See the Nonqualified Deferred Compensation table and accompanying narrative below for additional information on our deferred compensation plan.

Tax Deductibility of Compensation

Section 162(m) of the Internal Revenue Code generally limits the deductibility on our tax return of compensation over $1 million to any of our officers unless the compensation is paid pursuant to a plan that is performance-related, non-discriminatory and has been approved by our stockholders. The Compensation Committee’s policy with respect to Section 162(m) is to make every reasonable effort to ensure that compensation is deductible to the extent permitted. The Compensation Committee has the authority, however, to award compensation in excess of the $1 million limit, regardless of whether that compensation will be deductible, if the Compensation Committee determines in good faith that the compensation is appropriate to incentivize and compensate the recipient.

Employment Agreements

We have entered into employment agreements with Ms. Schaefer and Messrs. Black and Calder. The following table summarizes the significant terms of those employment contracts:

Employment Contract Item	Mr. Black	Mr. Calder	Ms. Schaefer
Date entered into	12/16/09	12/20/11	12/20/11
(or most recent date of renewal)
Contract ending date	12/16/12	12/20/12	12/20/12
Filing of agreement	Agreement filed as an exhibit to the Company’s Form 10-K for the year ended December 31, 2011, filed with the SEC on February 23, 2012.
Annual bonus	Eligibility based on criteria determined by Compensation Committee.

The following provisions apply to all NEO employment contracts:

• Base salary	Subject to annual review and periodic increases, if any, as determined by the Compensation Committee.

• Benefit plan eligibility	Eligible to participate in our benefit plans at identical participation costs offered to all of our other employees.

• Business expense reimbursement	Eligible to have business expenses reimbursed, subject to reimbursement policies for all other employees.

• Severance payments	Due under various termination scenarios.

• Covenants not to compete	NEO subject to covenants not to compete with us subsequent to employment with us.

In addition, the following employment agreement provision applies to Ms. Schaefer and Mr. Calder:

• Extension provisions	One-year extension at ending date, unless either we or the NEO provides at least 120 days notice of non-renewal

See “Potential Payment Upon Termination or Change of Control” below for a discussion of certain severance payments applicable under these agreements.

Change of Control and Severance Payments

Change of control provisions applicable to our NEOs are either “single trigger,” meaning that the change of control event alone triggers either a payment or an acceleration of certain rights, or “double trigger,” meaning that the change of control coupled with either (a) the officer’s termination from service other than for “cause” (as that term is defined in the applicable NEO’s agreement) or (b) for some NEOs, the officer’s resignation for “good reason” (as that term is defined in the applicable NEO’s agreement) within a certain period of the time before or after the change of control, triggers the payment or accelerated right.

The change of control provision in each NEO’s agreement for the payment of severance is a double trigger. A double trigger for severance payments was selected because, generally unless the NEO’s employment is terminated after the change of control, his or her cash compensation in the form of salary and annual bonus would continue from the acquiring entity and a severance payment would be based upon and intended to replace such salary and annual bonus amounts. See the “Potential Payment Upon Termination or Change of Control” discussion below for additional information on these severance payments. The payment amounts reflect our belief that it is difficult for senior managers to find comparable employment opportunities in a short period of time, particularly after experiencing a termination that was beyond their control.

The change of control provisions in our stock option and stock grant agreements with time-based vesting are single trigger, reflecting our intent that the NEOs have the ability to use those shares to vote upon any proposed transaction.

Under each of Ms. Schaefer’s and Messrs. Calder and Black’s existing employment agreement, we have agreed to make an additional tax gross-up payment to the executive if any amounts paid or payable to the executive would be subject to the excise tax imposed on certain so-called “excess parachute payments” under Section 4999 of the Internal Revenue Code. However, if a reduction in the payments and benefits of $25,000 or less would render the excise tax inapplicable, then the payments and benefits will be reduced by such amount, and we will not be required to make the gross-up payment. For any future employment agreements entered into with new NEOs, we have made a commitment not to provide excise tax gross-up payments upon a change in control.

The Offer and the Merger

Under the Merger Agreement, all vested and unvested equity awards held by our employees and directors, including those held by our NEOs—other than our normal course 2012 AEGs and 2012 MYPEGs that were granted to the NEOs in February 2012 (the “2012 NEO Grants”)—will be eligible to be tendered into the Offer for the same consideration other shareholders receive for shares they tender, subject to applicable withholding taxes. In addition, all awards other than the 2012 NEO Grants will become vested upon the consummation of the Offer and will be converted to cash in the Merger (to the extent they have not previously been withheld to satisfy applicable withholding taxes) if not tendered into the Offer. The Compensation Committee approved certain amendments to these equity awards as necessary to permit the awards to be tendered and fully vest if the Offer closes. The 2012 NEO Grants will be forfeited for no consideration if the Merger closes in 2012.

Compensation Committee Report*

The Compensation Committee, on behalf of and in certain instances subject to the approval of the Board of Directors, reviews and approves compensation programs for certain senior officer positions. In this context, the committee reviewed and discussed with our Company’s management the “Compensation Discussion and Analysis.” Based on the review and discussions referred to above, the committee recommended to the Board of Directors that the “Compensation Discussion and Analysis” be incorporated by reference into the Company’s Annual Report on Form 10-K for its 2011 fiscal year.

The Compensation Committee

Randy Churchey (Chairman)

Edward Rensi

Joseph Vittoria

*

The material in this report is not “solicitation material,” is not deemed filed with the Securities and Exchange Commission and is not incorporated by reference in any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any filing.

Summary Compensation Table for 2011

The following Summary Compensation Table shows the compensation in 2011, 2010 and 2009 for our Chief Executive Officer (Principal Executive Officer), our Chief Financial Officer (Principal Financial Officer), and our other three most highly compensated named executive officers as of December 31, 2011. We have also included our former General Counsel and Corporate Secretary, who left the Company in 2011.

Name and Principal Position	Year	Salary ($)	Stock Awards (1)(2) ($)	Non-Equity Incentive Plan Compensation (3) ($)	All Other Compensation (4) ($)	Total ($)
Kimberly K. Schaefer	2011	550,000	822,243	768,750	58,383	2,199,376
Chief Executive Officer	2010	550,000	1,309,658	577,088	52,856	2,489,602
	2009	519,231	668,415	558,300	33,669	1,779,615

James A. Calder	2011	385,000	369,779	366,470	38,500	1,159,749
Chief Financial Officer	2010	385,000	593,735	311,619	38,942	1,329,296
	2009	389,423	239,639	337,163	25,977	992,202

Timothy D. Black(5)	2011	313,500	267,076	332,310	30,476	943,362
Executive Vice President of Operations	2010	313,500	376,798	242,727	32,258	965,283
	2009	299,387	60,750	213,750	20,058	593,945

Alexander P. Lombardo	2011	200,000	124,070	111,750	21,742	457,562
Treasurer	2010	188,700	109,199	94,098	22,015	414,012
	2009	192,115	48,600	92,500	14,138	347,353

J. Scott Maupin(6)	2011	255,000	26,875	90,000	25,392	397,267
Senior Vice President of Operations

J. Michael Schroeder(7)	2011	46,268	—	—	404,340	450,608
Former General Counsel and Corporate Secretary	2010	273,400	88,748	74,604	27,196	463,948
	2009	278,307	24,300	80,000	22,612	405,219

(1)	Stock Award amounts reported in the table above for 2011 consist of the following items:

Stock Award Component	Ms. Schaefer	Mr. Calder	Mr. Black	Mr. Lombardo	Mr. Maupin
Annual Equity Grant—Relative Common Stock Performance:
Fair value on grant date ($)	501,570	234,066	142,947	101,324	—
Shares granted (#)	213,362	99,569	60,808	43,102	—
Annual Equity Grant—Performance Goals:
Fair value on grant date ($)	114,859	39,664	65,472	22,746	—
Shares granted (#)	35,560	12,280	20,270	7,042	—
Multiple Year Grant—Absolute Common Stock Performance:
Fair value on grant date ($)	101,996	47,599	29,069	—	—
Shares granted (#)	47,414	22,127	13,513	—	—
Multiple Year Grant—Relative Common Stock Performance:
Fair value on grant date ($)	103,819	48,450	29,588	—	—
Shares granted (#)	47,414	22,127	13,513	—	—
Other:
Fair value on grant date ($)	—	—	—	—	26,875
Shares granted (#)	—	—	—	—	12,500
Totals:
Fair value on grant date ($)	822,243	369,779	267,076	124,070	26,875
Shares granted (#)	343,750	156,103	108,104	50,144	12,500

The fair value amounts presented for the performance goals shares above reflect the Company’s estimate of the probable outcome of the performance conditions as of the grant date.

Under generally accepted accounting principles, the fair value amounts of our grants of stock awards are determined at their grant dates. That fair value amount as of the grant date is then expensed ratably over the vesting period of the stock awards. The amounts reflected in the table above, however, represent the full value of each entire grant as of the grant date, even though the expense for financial reporting purposes will be recorded ratably over the vesting period.

For stock awards subject to a market condition (for example, having our Common Stock’s total return meet certain levels relative to a market index or designated absolute performance levels), the amount we record as expense on our financial statements (and which is included as a portion of Stock Awards in the table above) is based on the value assigned to the stock award at its grant date; that value is then recorded as expense regardless of whether each of the stock awards has any intrinsic value to the executive (that is, whether or not the executive actually earns any portion of the award based on the actual performance of our Common Stock in relation to the relevant market condition).

(2)	The value reported for Stock Awards for each executive is the aggregate grant date fair value for such awards. The assumptions for making the valuation determinations are set forth in the footnote or footnote sections to our financial statements captioned “Stock Based Compensation” or “Share-Based Compensation” in our consolidated financial statements. For additional information on these awards, see the Grants of Plan-Based Awards table, below.
(3)	This column includes amounts earned under our annual cash incentives bonus plan for 2011, 2010 and 2009, as discussed in the Compensation Discussion and Analysis above.
(4)	All Other Compensation consists of our contributions to executives’ accounts in our qualified 401(k) plan and our non-tax qualified deferred compensation plan, contributions to long-term care and disability insurance premiums, and separation payments to certain executives. Pursuant to SEC rules, perquisites and personal benefits are not reported for any executive officer for whom such amounts were less than $10,000 in aggregate for the fiscal year. Our contributions to the deferred compensation plan are also reported in the Nonqualified Deferred Compensation table below.

The following table details the components of each executive’s All Other Compensation:

Name	Year	Company Contributions to 401(k) Plan ($)	Company Contributions to Deferred Compensation Plan ($)	Company Contributions to Long-Term Care Disability Plans ($)	Separation Payments ($)	Total ($)
Ms. Schaefer	2011	2,450	50,100	5,833	—	58,383
	2010	—	47,023	5,833	—	52,856
	2009	—	33,669	—	—	33,669
Mr. Calder	2011	4,900	33,600	—	—	38,500
	2010	4,900	34,042	—	—	38,942
	2009	—	25,977	—	—	25,977
Mr. Black	2011	482	26,450	3,544	—	30,476
	2010	3,675	25,039	3,544	—	32,258
	2009	—	20,058	—	—	20,058
Mr. Lombardo	2011	4,900	15,096	1,746	—	21,742
	2010	4,900	15,369	1,746	—	22,015
	2009	—	14,138	—	—	14,138
Mr. Maupin	2011	2,006	20,100	3,286	—	25,392
Mr. Schroeder	2011	—	22,440	—	381,900	404,340
	2010	4,265	22,931	—	—	27,196
	2009	—	22,612	—	—	22,612

(5)	Mr. Black became a named executive officer of the Company in 2009.

(6)	Mr. Maupin became a named executive officer of the Company in 2011.
(7)	Mr. Schroeder terminated his employment with us on February 23, 2011.

Deferred Compensation

Elective deferrals under our deferred compensation plan are reported in the Summary Compensation Table above in the columns that are associated with the type of compensation (that is, Salary or Non-Equity Incentive Plan Compensation) that is deferred. Company matching and profit-sharing contributions are included in the values reported in the All Other Compensation column, and are specifically identified in the Nonqualified Deferred Compensation table below and related text.

2011 GRANTS OF PLAN-BASED AWARDS FOR 2011

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards(2)			Estimated Future Payouts Under Equity Incentive Plan Awards(3)			Grant Date Fair Value of Stock and Option Awards(4) ($)
Name	Grant Date	Type of Grant(1)	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Ms. Schaefer	N/A	Annual Cash Incentive	275,000	550,000	825,000	—	—	—	—
	2/11/11	Annual Equity Grant— Relative	—	—	—	71,121	142,241	213,362	501,570
		Common Stock Performance
	2/11/11	Annual Equity Grant— Performance Goals	—	—	—	23,707	47,414	71,121	229,720
	2/11/11	Multi-Year Program Equity Grant—	—	—	—	23,707	47,414	71,121	152,993
		Relative Common Stock Performance
	2/11/11	Multi-Year Program Equity Grant—	—	—	—	23,707	47,414	71,121	155,727
		Absolute Common Stock Performance

Mr. Calder	N/A	Annual Cash Incentive	154,000	308,000	462,000	—	—	—	—
	2/11/11	Annual Equity Grant— Relative	—	—	—	33,190	66,379	99,569	234,066
		Common Stock Performance
	2/11/11	Annual Equity Grant— Performance Goals	—	—	—	11,063	22,126	33,190	107,203
	2/11/11	Multi-Year Program Equity Grant—	—	—	—	11,063	22,126	33,190	71,397
		Relative Common Stock Performance
	2/11/11	Multi-Year Program Equity Grant—	—	—	—	11,063	22,126	33,190	72,673
		Absolute Common Stock Performance
Mr. Black	N/A	Annual Cash Incentive	104,500	209,000	313,500	—	—	—	—
	2/11/11	Annual Equity Grant— Relative	—	—	—	20,269	40,539	60,808	142,948
		Common Stock Performance
	2/11/11	Annual Equity Grant— Performance Goals	—	—	—	6,757	13,514	20,270	65,473
	2/11/11	Multi-Year Program Equity Grant—	—	—	—	6,756	13,513	20,269	43,603
		Relative Common Stock Performance
	2/11/11	Multi-Year Program Equity Grant—	—	—	—	6,756	13,513	20,269	44,382
		Absolute Common Stock Performance

Mr. Lombardo	N/A	Annual Cash Incentive	33,400	66,600	100,000	—	—	—	—
	2/11/11	Annual Equity Grant— Relative	—	—	—	14,368	28,736	43,102	101,327
		Common Stock Performance
	2/11/11	Annual Equity Grant— Performance Goals	—	—	—	4,789	9,579	14,368	46,408

Mr. Maupin	N/A	Annual Cash Incentive	—	31,875	63,750	—	—	—	—
	4/1/11	Time-Based	—	—	—	12,500	12,500	12,500	26,875

(1)	All equity grants listed were made under the Company’s 2004 Incentive Stock Plan.
(2)	The amounts reported in the columns include potential payouts corresponding to the achievement of the threshold, target, and maximum performance objectives under our annual cash incentive plan, as discussed in the Compensation Discussion and Analysis above. The actual payments for performance under this plan for the fiscal year are reported in the Summary Compensation Table above.
(3)	The amounts reported in the columns include potential payouts corresponding to the achievement of the threshold, target, and maximum performance objectives for awards under our long-term incentive plan, as discussed in the Compensation Discussion and Analysis above. The actual award amounts earned for 2011 are also discussed in the Compensation Discussion and Analysis above.
(4)	The amount represents the grant date fair value of Stock Awards granted in 2011, disregarding that we recognize the value of the awards for financial reporting purposes over the service period of the awards. The grant date fair value shown is calculated based on the maximum potential future payout number of shares.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END FOR 2011

The following table shows information about outstanding equity awards that had been granted to our NEOs at December 31, 2011.

	Stock Awards
Name	Number of Shares or Units of Stock That Have Not Vested (1)(2) (#)	Market Value of Shares or Units of Stock That Have Not Vested (3) ($)	Equity Incentive Plan Awards; Number of Unearned Shares, Units or Other Rights That Have Not Vested (1)(4) (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested (3) ($)
Ms. Schaefer	173,616	503,486	448,180	1,299,722
Mr. Calder	79,193	229,660	204,835	594,022
Mr. Black	68,852	199,671	137,866	399,811
Mr. Lombardo	18,332	53,163	50,145	145,421
Mr. Maupin	35,500	102,950	—	—

(1)	The following table shows the vesting dates of the outstanding Stock Awards that were unvested as of December 31, 2011:

Award Type	Vesting Date	Amounts Vesting (#)
		Ms. Schaefer	Mr. Calder	Mr. Black	Mr. Lombardo	Mr. Maupin
Stock	2/18/12	82,974	37,283	27,026	16,715	—
Stock	4/1/12	—	—	7,500	5,500	9,500
Stock	12/31/12	277,896	126,418	82,950	20,547	—
Stock	4/1/13	—	—	6,500	5,000	9,500
Stock	12/31/13	260,926	120,327	77,742	16,715	—
Stock	4/1/14	—	—	5,000	4,000	8,500
Stock	4/1/15	—	—	—	—	5,500
Stock	4/1/16	—	—	—	—	2,500

(2)	Shares represent grants or shares earned under the Company’s AEG and MYPEG programs that are no longer subject to performance-based vesting but are subject to time-based vesting.
(3)	The Market Value is based on the closing price of our Common Stock on NASDAQ on December 31, 2011, which was $2.90.
(4)	AEG and MYPEG awards are presented at the threshold performance level.

STOCK VESTED FOR 2011

The following table provides information for the NEOs on stock awards that vested during 2011 including the number of shares acquired upon the vesting of restricted stock awards and the value realized. The value realized on exercise is based upon the closing market price of our Common Stock on the day of exercise of the shares underlying the options. The value realized on vesting is based upon the closing stock price of our Common Stock on the vesting date.

	Stock Awards
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Ms. Schaefer	206,781	610,576
Mr. Calder	74,149	218,943
Mr. Black	19,917	51,110
Mr. Lombardo	14,163	36,379
Mr. Schroeder	33,545	95,939
Mr. Maupin	7,000	15,050

PENSION BENEFITS FOR 2011

We do not maintain a defined benefit pension plan or supplemental pension plan for our NEOs.

NONQUALIFIED DEFERRED COMPENSATION FOR 2011

The following table discloses contributions, earnings, balances and distributions for our NEOs under our nonqualified deferred compensation plan for 2011.

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY (1) ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE (2) ($)
Ms. Schaefer	22,000	50,100	(9,678)	—	364,706
Mr. Calder	15,400	33,600	18,870	—	332,104
Mr. Black	18,554	26,450	(4,708)	—	150,509
Mr. Lombardo	7,983	15,096	(2,236)	—	139,095
Mr. Maupin	10,138	20,100	(1,402)	—	39,432
Mr. Schroeder	2,103	22,440	(198)	(165,091)	—

(1)	The values in this column include aggregate notional earnings during 2011 of each NEO’s account in the deferred compensation plan. Aggregate notional earnings in this table are not reported in the Summary Compensation Table because they are based on market rates that are determined by reference to available benchmark investment alternatives offered under the deferred compensation plan.

(2)	This column includes amounts of each NEO’s total deferred compensation plan account as of December 31, 2011. The following table reports the portion of the Aggregate Balance that was reported as base salary and bonus compensation in the Summary Compensation Tables in our prior year proxies.

Name	Amounts that were Reported as Compensation in Prior Year Proxies ($)
Ms. Schaefer	109,061
Mr. Calder	286,286
Mr. Black	29,911
Mr. Lombardo	14,927
Mr. Maupin	—
Mr. Schroeder	61,118

Narrative to the Nonqualified Deferred Compensation Table

Accounts in the deferred compensation plan are credited with notional earnings based on the market rate of return of the available benchmark investment alternatives offered under the plan. The benchmark investment alternatives are indexed to traded mutual funds or our Common Stock, and each NEO may elect among the investment alternatives in increments of 1% of his or her account. The executive may make daily changes in his or her investment election for future deferrals, and may make monthly transfers of balances between the available investment alternatives. In 2011, the benchmark investments and their respective notional annual rates of return in the deferred compensation plan were as follows:

Benchmark Investment (Ticker Symbol)	2011 Annual Rate of Return (%)
Artisan International (ARTIX)	(7.3)
Baron Growth (BGRFX)	1.2
Columbia Small Cap Value I Z (CSCZX)	(6.0)
Dodge & Cox Stock Fund (DODGX)	(4.1)
Growth Fund of America (GFAFX)	(4.8)
PIMCO All Asset (PASAX)	1.9
PIMCO Total Return Fund (PTTRX)	4.2
Vanguard Mid-Cap Index (VIMSX)	(2.1)
Vanguard S&P 500 Index (VFINX)	2.0
Great Wolf Resorts, Inc. Common Stock (WOLF)	11.1

Earnings on deferred amounts solely represent appreciation (depreciation) of the market value of the available benchmark investment alternatives offered in the plan. We do not provide for a minimum return or guarantee a minimum payout amount for deferred amounts. Amounts held in the deferred compensation plan are “at risk” investments.

Executives may receive a distribution of the vested portion of their deferred compensation plan accounts upon termination of employment (including retirement or disability) or, in the case of deferrals by the executive (and related notional earnings), upon a specified future date while still employed, as elected by the executive (an “in-service distribution”). Each year’s deferrals may have a separate distribution election. Distributions payable upon termination of employment may be elected as a (i) a lump sum cash payment or (ii) a series of annual cash installments payable over five years. In-service distributions may be elected by the executive as a single lump sum cash payment beginning not earlier than the third calendar year following the calendar year of the deferral. When the executive is a “key employee” for purposes of Section 409A of the Internal Revenue Code, any distribution payable on account of termination of employment will not occur during the six months following termination of employment. Typically, our NEOs are key employees.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE OF CONTROL FOR 2011

Our NEOs are eligible to receive certain termination and/or change in control payments and acceleration rights under certain of the compensation arrangements that they hold with us. These payments and acceleration rights are contained within the executive officers’ employment agreements, change of control severance agreements, stock grant agreements, and deferred compensation plan agreement. Mr. Schroeder terminated his employment with us on February 23, 2011 and is therefore not included in the discussion below.

Employment and Severance Agreements

As noted previously, we have entered into employment agreements with certain of our NEOs. The agreements cover the payments that would be due to these individuals in the following scenarios:

•	Termination of employment by us:

•	In the event of death,

•	In the event of disability,

•	For cause,

•	Without cause, or

•	Due to non-renewal of an employment contract.

•	Termination of employment by the executive:

•	As a voluntary termination,

•	For good reason, or

•	Due to non-renewal of an employment contract.

The terms are substantially identical in each of the employment agreements for Ms. Schaefer and Messrs. Calder and Black. The terms of Mr. Black’s agreement provides for payments only in the event of a termination by us after a change in control of the Company.

The terms of Mr. Lombardo’s and Mr. Maupin’s severance agreements are substantially identical and provide for severance in the event of termination of employment by us without cause for certain periods following a change of control, as described more fully below.

We do not believe that we should pay our applicable NEOs any incremental compensation upon termination when the termination is by either choice or due to conduct that is potentially detrimental to our Company. Thus, we do not provide any of our NEOs any incremental severance benefits other than any amounts already earned and accrued at the date of termination if the termination is voluntary (unless for good reason) or for cause.

In the event of a termination by us without cause or by the executive for good reason, we provide severance benefits under certain NEOs’ agreements, as described more fully below. These amounts reflect our belief that it is difficult for senior managers to find comparable employment opportunities in a short period of time, particularly after experiencing a termination that was beyond their control.

Termination Events

Severance payments under the above termination event scenarios for Ms. Schaefer and Mr. Calder are summarized below.

•	Death or Disability. The NEO would be entitled to receive base salary and annual bonus, if any, which were due and payable on the date the executive’s employment terminated.

•

For Cause. The NEO would be entitled to receive base salary and annual bonus, if any, which were due and payable on the date the executive’s employment was terminated for cause. Termination for “cause” is a termination due to:

•	The executive being convicted of, pleading guilty to, or confessing or otherwise admitting to any felony or any act of fraud, misappropriation or embezzlement,

•	An act or omission by the executive involving malfeasance or gross negligence in the performance of the executive’s duties and responsibilities to the material detriment of our Company,

•	The executive breaching affirmative or negative covenants or undertakings described in the employment agreement, such as the agreement’s non-compete provisions, or

•	The executive violating our code of conduct if the consequence of such violation ordinarily would be a termination of their employment by us.

A finding of cause is subject to advance notice to the executive and an executive’s opportunity to cure the act or failure to act.

•	Without cause. The NEO would be entitled to receive, in lump sum payments:

•	An amount equal to 100% of their then-current annual base salary and most recently paid annual bonus, and

•	An amount equal to 36 times our monthly contribution on behalf of the executive under health and welfare plans in which the executive participates.

In the event of a termination by us without cause within 180 days prior to, or 18 months following, a change of control, then the multipliers for the severance benefits described above are increased to 200%. For the purposes of Ms. Schaefer’s and Messrs. Calder and Black’s employment agreements a change of control means the occurrence of any of the following events:

•	Any person or group acquires 30% or more of our stock,

•	The majority of the members of our Board of Directors changes in any two-year period,

•	A merger or sale of our Company to another company or any sale or disposition of 50% or more of our assets or business, or

•	A merger or consolidation where our stockholders hold 60% or less of the voting power to vote for members of the Board of Directors of the new entity.

•	Non-renewal of employment agreement by company. The NEO would be entitled to receive the same benefits as for a termination without cause as described above.

•	Voluntary. The NEO would be entitled to receive base salary and annual bonus, if any, which were due and payable on the date the executive’s employment terminated.

•	Good Reason. Termination by the executive for “good reason” is a termination due to:

•

A material reduction or, after a change of control, any reduction in the executive’s base salary or a material reduction in the executive’s opportunity to receive any annual bonus and stock option grants,

•	A material reduction in the scope, importance or prestige of the executive’s duties, responsibilities or powers at the Company or the executive’s reporting relationships within the Company,

•	Transferring the executive’s primary work site from the executive’s primary work site on the date the employment agreement was signed,

•	After a change of control, a change in the executive’s job title or employee benefit plans, programs and policies, or

•	A material breach or, after a change of control, any breach of the employment agreement.

In the event of one of these termination events for good reason, subject to the Company’s opportunity to cure the good reason, the NEO would be entitled to receive the same benefits as for a termination without cause as described above.

•

Non-renewal of employment agreement by the executive. The NEO would be entitled to receive base salary and annual bonus, if any, which were due and payable on the date the executive’s employment terminated.

Severance payments under the above termination scenarios for Mr. Black are summarized below:

•

Death or Disability, For Cause, Non-renewal of employment agreement by the Company, Voluntary and Non-renewal of employment agreement by the executive. Mr. Black would be entitled to receive base salary and annual bonus, if any, which were due and payable on the date his employment terminated.

•	Good Reason or Without Cause. Mr. Black would be entitled to receive base salary and annual bonus, if any, which were due and payable on the date his employment terminated.

•

Good Reason or Without Cause in Connection with a Change of Control. In the event of a termination by Mr. Black for good reason or by the Company without cause within 180 days prior to, or 18 months following a change of control, Mr. Black would be entitled to receive, in lump sum payments:

•	An amount equal to 200% of his then-current annual base salary and most recently paid annual bonus, and

•	An amount equal to 36 times our monthly contribution on behalf of the executive under health and welfare plans in which the executive participates.

Severance payments for Mr. Lombardo and Mr. Maupin are summarized below:

•

Without cause. In the event of a termination by the Company without cause within 12 months following a change of control, Messrs. Lombardo and Maupin would be entitled to receive in a lump sum payment an amount equal to 100% of his then-current annual base salary. For purposes of Messrs. Lombardo and Maupin’s severance agreements a change in control means the occurrence of any of the following events:

•	A sale or other disposition of all or substantially all of the assets of the Company,

•	A sale or other disposition of more than 50% of the outstanding voting securities of the Company, or

•	The majority of the members of our Board of Directors changes in any two-year period.

Conditions to Receive Payment

The covenants within the agreements include various non-compete and non-solicitation provisions following a termination event, including the prohibition for a one-year period from:

•	Competing with us within 50 miles of a location where we conduct or are planning to conduct our business;

•	Soliciting or attempting to solicit any customers or potential customers in competition with us, or

•	Hiring or attempting to hire our employees.

In addition, the agreements prohibit the executive from using confidential information (meaning any secret, confidential or proprietary information possessed by the Company relating to its businesses) that has not become generally available to the public.

Summary of Payments Due Under Different Termination Events

Assuming a December 31, 2011 termination event by the executive or the Company, including before or after a change in control as described above, payments would be as follows:

Name/Termination Event	Salary Due ($)	Bonus Due ($)	Health and Welfare Payment ($)	Excise Tax Gross-Up Payment ($)	Total Due ($)
Ms. Schaefer
—Death, disability, termination for cause, voluntary termination, non-renewal by executive	—	—	—	—	—
—Termination without cause, for good reason or non-renewal by Company (all assuming no change of control)	550,000	577,088	33,235	—	1,160,323
—Termination without cause, for good reason or non-renewal by Company (all assuming a change of control)	1,100,000	1,154,176	33,235	1,836,790	4,124,201

Mr. Calder
—Death, disability, termination for cause, voluntary termination, non-renewal by executive	—	—	—	—	—
—Termination without cause, for good reason or non-renewal by Company (all assuming no change of control)	385,000	311,619	21,945	—	718,564
—Termination without cause, for good reason or non-renewal by Company (all assuming a change of control)	770,000	623,238	21,945	912,088	2,327,271

Mr. Black
—Death, disability, termination for cause, voluntary termination, non-renewal by executive	—	—	—	—	—
—Termination without cause, for good reason or non-renewal by Company (all assuming no change of control)	—	—	—	—	—
—Termination without cause, for good reason (all assuming a change of control)	627,000	485,454	33,235	767,184	1,912,873

Mr. Lombardo
—Death, disability, termination for cause, voluntary termination, non-renewal by executive	—	—	—	—	—
—Termination without cause, for good reason or non-renewal by Company (all assuming no change of control)	—	—	—	—	—
—Termination without cause, for good reason (all assuming a change of control)	200,000	—	—	—	200,000

Mr. Maupin
—Death, disability, termination for cause, voluntary termination, non-renewal by executive	—	—	—	—	—
—Termination without cause, for good reason or non-renewal by Company (all assuming no change of control)	—	—	—	—	—
—Termination without cause, for good reason (all assuming a change of control)	255,000	—	—	—	255,000

Awards Under Stock Grant Agreements, Annual Equity Grants and Multi-Year Program Equity Grants

We have granted certain of the NEOs restricted shares of our Common Stock pursuant to individual grant agreements. These shares vest over time, per the stock grant agreement. Except in the case of one grant to Mr. Black, these grants provide for an accelerated vesting of all unvested shares in the event a change of control. For one of Mr. Black’s grants, such acceleration would only occur if he is involuntarily terminated in connection with a change of control. In connection with the Offer and Merger, these shares will become fully vested if and when shares of Common Stock are accepted for payment in the Offer.

Also, the vesting of awards under the 2011 AEGs and MYPEGs described in the Compensation Discussion and Analysis above are affected by certain termination events (namely, termination without cause (by the Company), termination for good reason (by the NEO), death or disability) as summarized in the charts below:

Termination Scenario
Type of 2011 AEG	Absent a Change in Control	Following a Change in Control
Award related to relative GWR Common Stock performance	Participant would be entitled to a pro-rated amount of award, based upon the performance up until the time of the triggering termination event.	Participant would be entitled to the greater of (a) shares at a target level of performance or (b) shares based upon the performance up until the time of the termination triggering event.

Award related to individual / departmental objectives	All shares are forfeited.

Termination Scenario
Type of 2011 MYPEG	Absent a Change in Control	Following a Change in Control
Award related to relative GWR Common Stock performance	From the program start (1/01/10) until 24 months (12/31/11), participants would be entitled to a pro-rated amount of awards, based upon the performance up until the time of the triggering termination event.

Award related to absolute GWR Common Stock performance	If more than 24 months of the program has elapsed (that is, if termination occurs after 12/31/11), the performance achievements would be assessed, projected out for the balance of the plan, and the corresponding number of awards would be awarded (deemed “earned”) had the program lasted the full 36 months.

Time-based shares	All shares granted vest immediately

Assuming we experienced one of the termination events described above on December 31, 2011, the additional market value realized on the time-based shares, AEGs and MYPEGs for each of our NEOs would have been as follows:

	Termination Scenario
Name/Grant	Absent a Change in Control(1) ($)	Following a Change in Control(1) ($)
Ms. Schaefer:
Time-based shares	—	49,213
AEGs	618,750	756,250
MYPEGs	1,076,564	1,076,564

Mr. Black:
Time-based shares	—	70,203
AEGs	176,346	186,534
MYPEGs	306,823	306,823

Mr. Calder:
Time-based shares	—	17,667
AEGs	288,744	352,913
MYPEGs	502,402	502,402

Mr. Lombardo
Time-based shares	—	53,163
AEGs	124,999	152,778

Mr. Maupin—Time-based shares	—	102,950

(1)	The value realized is based on the closing price of our Common Stock on NASDAQ on December 31, 2011, which was $2.90.

Deferred Compensation Plan

Under the deferred compensation plan (see the Compensation Discussion and Analysis — Non-Qualified Deferred Compensation Plan above for more information on this plan), all of a NEO’s Company matching and profit-sharing contributions from the Company are subject to accelerated vesting upon the following termination events:

•	A change of control of the Company, or

•	The NEO’s death or disability.

The “change of control” provisions within the deferred compensation plan are equally applicable to all participants within the plan.

Assuming a change in control or an executive’s death or disability under the deferred compensation plan at December 31, 2011, the market value to the applicable executive would be equal to the aggregate balances at fiscal year end as presented in the Non-Qualified Deferred Compensation table on page 36.

DIRECTOR COMPENSATION

The following table shows the compensation for services in fiscal 2011 for our non-employee directors. Our officers who serve as directors are not paid for their service as directors.

Name	Fees Earned or Paid in Cash ($)	Stock Awards (1)(2)(3)($)	Total ($)
Joseph Vittoria	103,112	55,650	158,762
Elan Blutinger	65,612	55,650	121,262
Randy Churchey	50,334	77,404	127,738
Edward Rensi	57,112	55,650	112,762
Howard Silver	81,487	55,650	137,137

(1)	The value reported for Stock Awards for each individual is the fair value of the full grant received as of the grant date. The assumptions for making the valuation determinations are set forth in the footnote or footnote sections to our financial statements captioned “Stock Based Compensation” or “Share-Based Compensation” in our consolidated financial statements.
(2)	The following table shows the number of outstanding Stock Awards held by each non-employee director as of December 31, 2011:

	Stock Awards
Name	Vested (#)	Unvested (#)
Mr. Vittoria	47,782	40,897
Mr. Blutinger	52,119	40,897
Mr. Churchey	86,864	40,897
Mr. Rensi	41,068	40,897
Mr. Silver	47,875	40,897

The following table shows the vesting dates of the outstanding Stock Awards that were unvested as of December 31, 2011:

Award Type	Vesting Date	Mr. Vittoria	Mr. Blutinger	Mr. Churchey	Mr. Rensi	Mr. Silver
Stock	5/26/12	5,573	5,573	5,573	5,573	5,573
Stock	6/6/12	6,204	6,204	6,204	6,204	6,204
Stock	6/8/12	8,356	8,356	8,356	8,356	8,356
Stock	6/6/13	6,204	6,204	6,204	6,204	8,356
Stock	6/8/13	8,356	8,356	8,356	8,356	8,356
Stock	6/6/14	6,204	6,204	6,204	6,204	6,204

(3)	The following table details the grants of Stock Awards to directors during 2011:

Name	Grant Type		Grant Date	Stock Awards (#)	Grant Date Fair Value of Stock and Option Awards ($)
Mr. Vittoria	(B	)	6/6/11	18,612	55,650
Mr. Blutinger	(B	)	6/6/11	18,612	55,650
Mr. Churchey	(A	)	4/1/11	10,118	21,754
	(B)		6/6/11	18,612	55,650
Mr. Rensi	(B	)	6/6/11	18,612	55,650
Mr. Silver	(B	)	6/6/11	18,612	55,650

The item marked (A) in the table above represents shares of our Common Stock that a director elected to receive in lieu of cash payment for director compensation in 2011. Items marked (B) in the table above represent the annual equity grant amount received as director compensation for 2011. For additional information on these components of director compensation, see the Narrative to the Director Compensation Table below.

The grant date fair value is the value of Stock Awards granted in 2011, disregarding that we recognize the value of the awards for financial reporting purposes over the service period of the awards.

Narrative to the Director Compensation Table

For 2011, the Compensation Committee used as a reference tool the compensation recommendations for directors that had been developed for 2010 by FPL. For 2010, the Compensation Committee had engaged FPL to assist the Compensation Committee in determining appropriate fiscal year 2010 compensation for our directors. FPL made recommendations to the Compensation Committee of appropriate levels and components of compensation for our directors, based upon a study of a competitive peer group of 11 public companies that compete with us for talent, investment dollars and/or business. That peer group included primarily companies that are focused on operating within the public consumer/leisure sector as the foundation for our compensation practices. Those peer group companies are ones considered to appeal to family-based, consumer leisure activities, including resorts/timeshares, gaming/entertainment and amusement parks. The peer group consisted of the following companies:

Cedar Fair, L.P.	Silverleaf Resorts, Inc.
Gaylord Entertainment Company, Inc.	Six Flags, Inc.
LaSalle Hotel Properties, Inc.	Steiner Leisure Limited
The Marcus Corporation	Strategic Hotels & Resorts, Inc.
Red Lion Hotels Corporation	Vail Resorts, Inc.
Royal Caribbean Cruises, Ltd.

Utilizing this process and benchmarking data supplied by FPL, the Compensation Committee approved director compensation for 2011 as follows:

•	Each of our non-employee directors received an annual retainer fee of $49,612 for services as a director. Also, our chairman received an additional annual fee of $25,000.

•

The chair of the Audit Committee received an additional annual fee of $17,500 and the chairs of the Compensation Committee and the Nominating and Corporate Governance Committee each received an additional annual fee of $7,500.

•

Each member of the Audit Committee other than the chair received an additional annual fee of $12,500 and each member of the Compensation Committee and the Nominating and Corporate Governance Committee other than the chairs received an additional annual fee of $3,750.

•

The chair of the Strategic Review Committee received a fee of $15,000 and each member of the Strategic Review Committee other than the chair received an additional fee of $10,000. In addition, each member of this committee received a meeting fee of $1,000 per meeting.

•	Directors who are employees of our Company or our subsidiaries did not receive compensation for their services as directors.

•

Each independent director who is initially elected to our Board of Directors received 2,500 nonvested shares of our Common Stock. The shares granted to new independent directors vest in thirds over a three-year period, beginning on the first anniversary of the date of the grant of the shares, subject to accelerated vesting only upon a change of control or if the director is removed from or is not nominated to stand for reelection to the Board of Directors.

•

Independent directors received an equity amount of $55,650 in shares of our restricted common stock on June 6, 2011, the date of our 2011 annual meeting of our stockholders. These shares granted to independent directors vest in thirds over a three-year period, beginning on the first anniversary of the date of the grant of the shares, subject to accelerated vesting only upon a change of control or if the director is removed from or is not nominated to stand for reelection to the Board of Directors.

Also, as an incentive to increase our directors’ ownership of our Common Stock, in the first quarter in 2011 we offered our directors the opportunity to take some or all of the cash portion of their director compensation in shares of our Common Stock in lieu of cash. Shares issued under this shares-in-lieu-of-cash option are 100% vested when issued. If a director elected to receive shares of our Common Stock in lieu of cash, he or she received shares having a market value equal to 125% of the cash they would have otherwise received. For example, if a director’s cash compensation amount would have been $10,000 and they elected this shares-in-lieu-of-cash option for the entire amount of their cash compensation, he or she would receive $12,500 of shares.

We reimburse directors for travel expenses to our board meetings and other out-of-pocket expenses they incur when attending meetings or conducting their duties as directors of our Company.

Compensation Committee Interlocks and Insider Participation in Compensation Decisions

From January 2011 through February 2011, the Compensation Committee consisted of Messrs. Rensi, Silver and Vittoria, with Mr. Rensi serving as its chairman; from March 2011 through December 2011, the committee consisted of Messrs. Churchey, Rensi and Vittoria, with Mr. Churchey serving as its chairman. No member of the Compensation Committee was at any time during fiscal 2011 or at any other time an officer or employee of the Company, while serving on the Committee. No member had any relationship with the Company requiring disclosure as a related-party transaction in the section “Certain Relationships and Related Transactions.” In addition, no executive officer of the Company has served on the Board of Directors or Compensation Committee of another entity that has or has had one or more executive officers who served as a member of the Board of Directors or the Compensation Committee during fiscal 2011.

Board of Directors Role in Risk Oversight

The Company’s management is responsible for the day-to-day management of risks that the Company faces, and the Board of Directors is responsible for the oversight of management’s risk management processes. As part of fulfilling its oversight responsibilities in relation to the risk management process of the Company, the Board of Directors is responsible for overseeing management’s identification of and planning for the material risks, including credit, liquidity, and operational risks, that are derived from the Company’s business activities.

The Board’s committees assist the Board in fulfilling its oversight responsibilities for certain risks. The Audit Committee assists the Board of Directors by providing oversight of the management of risks in the specific areas of financial reporting, internal control, and compliance with legal and regulatory requirements. The Compensation Committee assists the Board of Directors in fulfilling its oversight responsibilities for the management of risks arising from the Company’s compensation policies. The Nominating and Corporate Governance Committee assists the Board of Directors in fulfilling its oversight responsibilities for the management of risks related to Board of Directors, membership, structure, and succession.

The Board of Directors also believes that full and open communication with management is essential for effective risk management oversight. Senior management members attend Board of Directors and committee meetings and provide presentations on business operations, financial results, and strategic matters.

REPORT OF THE AUDIT COMMITTEE

Our Audit Committee’s primary function is to assist the Board of Directors in fulfilling certain of the Board’s oversight responsibilities to our stockholders by reviewing the financial reports and other financial information provided by our Company to any governmental body (including the SEC) or the public; our Company’s internal control systems regarding finance, accounting, legal compliance and ethics that management and the Board of Directors have established; and our Company’s auditing, accounting and financial reporting processes in general. Our Audit Committee is entirely composed of directors who meet the SEC’s and NASDAQ’s independence and experience requirements for audit committee membership.

We have met with our independent auditors and management to discuss the respective duties and responsibilities set forth under our Audit Committee’s charter.

Management is primarily responsible for the financial statements and the reporting process, including our Company’s system of internal control over financial reporting. The Company’s independent auditors are responsible for performing an independent audit of our financial statements in conformity with generally accepted accounting principles and are ultimately accountable to our committee and to the Board of Directors.

Our Audit Committee has reviewed the audited financial statements in our Company’s Annual Report on Form 10-K for 2011 with management, including discussion of the quality of the accounting principles, the reasonableness of significant judgments, and the clarity of financial statement disclosures, and we have reviewed and discussed these financial statements with the independent auditors.

We have also reviewed with the independent auditors their judgments as to the quality of our Company’s accounting principles and such other matters as are required to be discussed with our committee under generally accepted auditing standards. In addition, our committee has discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees). Our committee has also received the written disclosures and the letter from our independent auditors required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and we have discussed with the independent auditors all significant relationships they have with our Company to ensure their independence from our Company.

We relied on the reviews and discussions referred to above. Based on this reliance, we have recommended to the Board of Directors, and the Board of Directors has approved, that the audited financial statements be included in our Company’s Annual Report on Form 10-K for the year ended December 31, 2011 filed with the SEC.

Our Audit Committee:

Howard Silver (Chairman)

Randy Churchey

Joseph Vittoria

RELATED PARTY TRANSACTIONS

In accordance with our Code of Business Conduct and Ethics, all related party transactions known to us are subject to review and approval of our Audit Committee. Since January 1, 2010, we have not been a party to, and we have no plans to be a party to, any transaction or series of similar transactions in which the amount involved exceeded or will exceed $120,000 and in which any current director, executive officer, holder of more than 5% of our capital stock, or any member of the immediate family of any of the foregoing, had or will have a direct or indirect material interest.

STOCKHOLDER PROPOSALS

We have an advance notice provision under our bylaws for stockholder business to be presented at our annual meetings of stockholders. Pursuant to our bylaws, in order for stockholder business to be properly brought before an annual meeting by a stockholder, such stockholder must have given timely notice thereof in writing to our Corporate Secretary. To be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices not less than 120 days prior to the date of the anniversary of the release to stockholders of the Company’s proxy statement in connection with the previous year’s annual meeting; provided, however, that in the event the date of the annual meeting has been changed by more than 30 days such stockholder’s notice must be delivered a reasonable time before the Company begins to print and send its proxy materials. Proposals should be addressed c/o Great Wolf Resorts, Inc., 525 Junction Road, Suite 6000 South, Madison, Wisconsin 53717 Attn: Corporate Secretary. We will determine whether we will oppose inclusion of any proposal in our proxy statement and form of proxy on a case-by-case basis in accordance with our judgment and the regulations governing the solicitation of proxies and other relevant regulations of the SEC.

In order for a stockholder to nominate a candidate for Director, timely notice of the nomination must be received by the Company in advance of the meeting. Ordinarily, such notice must be received not less than 120 days before the first anniversary of the date of the Company’s last annual meeting (that is, February 6, 2012 for the 2012 Annual Meeting of stockholders). If the Merger and other transactions contemplated by the Merger Agreement are successfully consummated, no annual meeting of stockholders will be held in 2012.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Exchange Act and files reports and other information with the SEC. Such reports and other information filed by us may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, as well as in the SEC’s public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the SEC’s public reference rooms. The SEC also maintains an internet site that contains reports, proxy statements and other information about issuers, like us, who file electronically with the SEC. The address of the SEC’s web site is http://www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

GREAT WOLF RESORTS, INC.

Dated: March 30, 2012

	By:	/s/ James A. Calder
James A. Calder Chief Financial Officer